Exhibit 99.1

Notice of Annual Meeting of Shareholders

and

Management Proxy Circular

of

TURQUOISE HILL RESOURCES LTD.

DATED: March 26, 2014

TURQUOISE HILL RESOURCES LTD.

Notice of Annual Meeting of Shareholders

May 8, 2014

NOTICE IS HEREBY GIVEN that an Annual Meeting (“Meeting”) of Shareholders of Turquoise Hill Resources Ltd. (the “Corporation”) will be held on May 8, 2014, at 09:00 AM local time, in the President’s Room of the Terminal City Club located at 837 West Hastings Street, Vancouver, British Columbia for the following purposes:

1.	to receive the annual report of the directors to the Shareholders;

2.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2013, and the auditors’ report thereon;

3.	to elect seven directors for the ensuing year;

4.	to appoint auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration; and

5.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Board of Directors has fixed March 19, 2014 as the record date for the determination of Shareholders entitled to notice of, and to vote at, the Meeting and at any adjournment or postponement thereof.

A management proxy circular, form of proxy, the audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2013 and a return envelope accompany this notice of meeting.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by email, by hand or by mail in accordance with the instructions set out in the form of proxy and in the management proxy circular.

Dated at Vancouver, British Columbia this 26th day of March, 2014.

BY ORDER OF THE BOARD

“Dustin S. Isaacs”
Dustin S. Isaacs Corporate Secretary

TURQUOISE HILL RESOURCES LTD.

Suite 354 – 200 Granville Street

Vancouver, British Columbia, V6C 1S4

MANAGEMENT PROXY CIRCULAR

TABLE OF CONTENTS

SECTION 1 -VOTING AND PROXIES			1

1.1	SOLICITATION OF PROXIES		1
1.2	APPOINTMENT OF PROXYHOLDERS		1
1.3	REVOCATION OF PROXIES		1
1.4	EXERCISE OF DISCRETION		2
1.5	QUORUM		2
1.6	VOTES REQUIRED TO PASS RESOLUTIONS		2
1.7	VOTING BY REGISTERED SHAREHOLDERS		2
1.8	VOTING BY NON-REGISTERED SHAREHOLDERS		3
1.9	VOTING SHARES AND PRINCIPAL HOLDERS THEREOF		3

SECTION 2 - BUSINESS OF MEETING			4

2.1	ELECTION OF DIRECTORS		4
	2.1.1	Majority Voting Policy	4
	2.1.2	Term of Office	5
	2.1.3	Management Nominees	5
	2.1.4	Additional Disclosure Relating to Directors	13
	2.1.5	Diversity	13
	2.1.6	Say on Pay	13
	2.1.7	Interlocking Directorships	13
	2.1.8	Retirement Policy	13
	2.1.9	Tenure	13
	2.1.10	Summary of Board and Committee Meetings Held	13

2.2	APPOINTMENT OF AUDITORS		14
	2.2.1	Audit Services	14

SECTION 3 - COMPENSATION DISCUSSION AND ANALYSIS			15

3.1	COMPENSATION PHILOSOPHY AND GOALS		15
3.2	COMPENSATION AND BENEFITS COMMITTEE		16
	3.2.1	Role and Composition	16
	3.2.2	Management of Risk	17
	3.2.3	Outside Consultants	17
3.3	BENCHMARKING PRACTICES		18
3.4	ELEMENTS OF EXECUTIVE COMPENSATION		20
	3.4.1	Compensation of NEOs	20
	3.4.2	Equity Incentive Plan	22
	3.4.3	Pension Plans	24
	3.4.4	Other Compensation Policies	24
3.5	PERFORMANCE GRAPH		24

SECTION 4 - COMPENSATION DISCLOSURE FOR NAMED EXECUTIVE OFFICERS			25
4.1	SUMMARY COMPENSATION TABLE		25
4.2	OPTION-BASED AND SHARE-BASED AWARDS		26
	4.2.1	Outstanding Option-Based and Share-Based Awards	26
	4.2.2	Incentive Plan Awards – Value Vested or Earned During 2013	27
4.3	EMPLOYMENT AGREEMENTS		27
	4.3.1	Secondees of Rio Tinto	27

SECTION 5 - COMPENSATION DISCLOSURE FOR DIRECTORS			28

5.1	ANNUAL RETAINERS, ATTENDANCE FEES AND OTHER REMUNERATION		28
5.2	DIRECTORS’ TOTAL 2013 COMPENSATION		29
5.3	OPTION-BASED AWARDS		31
	5.3.1	Outstanding Option-Based Awards	31
	5.3.2	Incentive Plan Awards – Value Vested or Earned During 2013	32

SECTION 6 - CORPORATE GOVERNANCE			32

6.1	BOARD OF DIRECTORS		33
	6.1.1	Board Composition	33
	6.1.2	Mandate of the Board	34
	6.1.3	Meetings of the Board	34
6.2	BOARD COMMITTEES		34
	6.2.1	Audit Committee	35
	6.2.2	Compensation and Benefits Committee	35
	6.2.3	Nominating and Corporate Governance Committee	36
	6.2.4	Health, Safety and Environment Committee	36
	6.2.5	OT Committee	36
	6.2.6	PF Committee	36
	6.2.7	Prospectus Disclosure Committee	36
6.3	INDEPENDENT DIRECTORS		36
6.4	CODE OF BUSINESS CONDUCT AND ETHICS		36
6.5	STATEMENT OF CORPORATE GOVERNANCE PRACTICES		37

SECTION 7 - OTHER INFORMATION			37

7.1	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS		37
7.2	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON		37
7.3	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS		37
7.4	ADDITIONAL INFORMATION		38
7.5	DIRECTORS’ APPROVAL		39

SCHEDULES

Schedule “A” Summary of Equity Incentive Plan	A-1
Schedule “B” Statement of Corporate Governance Practices	B-1
Schedule “C” Board Mandate	C-1

SECTION 1 - VOTING AND PROXIES

1.1	SOLICITATION OF PROXIES

This Management Proxy Circular (the “Circular”) is furnished to the holders of common shares (“Shareholders”) of TURQUOISE HILL RESOURCES LTD. (the “Corporation”) by and on behalf of management of the Corporation in connection with the solicitation of proxies to be voted at the annual meeting (the “Meeting”) of the Shareholders to be held at 09:00 AM, local time, on May 8, 2014 in the President’s Room of the Terminal City Club located at 837 West Hastings Street, Vancouver, British Columbia, V6C 1B6 and at any adjournment or postponement thereof, for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”).

The solicitation of proxies by management will be primarily by mail, but proxies may be solicited personally or by telephone by directors of the Corporation (“Directors”), officers and regular employees of the Corporation and its affiliates. All costs of this solicitation will be borne by the Corporation, save for the cost of solicitation of the OBOs (as defined in section 1.8 – “Voting by Non-Registered Shareholders” of this Circular).

The Board of Directors of the Corporation (the “Board of Directors” or the “Board”) has fixed the record date on March 19, 2014, being the date for the determination of registered Shareholders entitled to receive notice of, and to vote at, the Meeting (the “Record Date”).

Unless otherwise stated, the information contained in this Circular is as of March 26, 2014. All dollar amounts are expressed in United States dollars (“$” or “US$”) or Canadian dollars (“C$”), as indicated.

All references to Shareholders in this Circular and the accompanying Form of Proxy (as defined below) and Notice of Meeting are to registered Shareholders unless specifically stated otherwise.

1.2	APPOINTMENT OF PROXYHOLDERS

A Shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be Shareholders, to attend and act at the Meeting for the Shareholder and on the Shareholder’s behalf.

The individuals named in the enclosed form of proxy (the “Form of Proxy”) are Directors and/or officers of the Corporation. A Shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the enclosed Form of Proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the enclosed Form of Proxy or by completing another proper form of proxy.

An appointment of a proxyholder or alternate proxyholder will not be valid unless a form of proxy making the appointment, signed by the Shareholder or by an attorney of the Shareholder authorized in writing, is deposited with CST Trust Company (“CST”) by facsimile to 1-866-781-3111 or 1-416-368-2502, by mail to P.O. Box 721, Agincourt, Ontario, M1S 0A1, by email at proxy@canstockta.com or procuration@canstockta.com or by hand to The Oceanic Plaza, 1600 - 1066 W. Hastings Street, Vancouver, British Columbia, V6E 3X1 or 320 Bay Street, Basement Level (B1), Toronto, Ontario, M5H 4A6 or 2001 University, 16th Floor, Montreal, Québec, H3A 2A6 and received by CST not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment or postponement thereof at which the proxy is to be used.

1.3	REVOCATION OF PROXIES

A Shareholder who has given a proxy may revoke the proxy:

(a)	by depositing an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing:

(i)	with CST, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment or postponement thereof at which the proxy is to be used;

(ii)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment or postponement thereof, at which the proxy is to be used; or

(iii)	with the chairman of the Meeting on the day of the Meeting or an adjournment or postponement thereof; or

(b)	in any other manner provided by law.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

1.4	EXERCISE OF DISCRETION

The persons named in the enclosed Form of Proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction in respect of a particular matter, such shares will be voted as recommended by the management of the Corporation. The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified or referred to in the Notice of Meeting and this Circular and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof. As of the date of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any such or other matters which are not currently known to management should properly come before the Meeting, the shares will be voted on such matters in accordance with the best judgment of the persons named in the Form of Proxy.

1.5	QUORUM

The Corporation’s by-laws provide that the quorum for the transaction of business at the Meeting is at least one individual present at the commencement of the Meeting holding, or representing by proxy the holder or holders of, common shares carrying, in the aggregate, not less than one-third (33 1/3%) of the votes eligible to be cast at the Meeting.

1.6	VOTES REQUIRED TO PASS RESOLUTIONS

Under the Yukon Business Corporations Act (the “YBCA”), a simple majority of the votes cast by Shareholders at the Meeting is required to pass an ordinary resolution and a majority of two-thirds (2/3) of the votes cast at the Meeting is required to pass a special resolution.

1.7	VOTING BY REGISTERED SHAREHOLDERS

An individual is a registered Shareholder if his or her name appears on the share certificate. If an individual is not sure whether they are a registered Shareholder, they may contact CST by telephone toll-free at 1-800-387-0825 or by e-mail at inquiries@canstockta.com.

On the Internet

Registered Shareholders may go to the website www.cstvotemyproxy.com and follow the instructions on the screen. The voting instructions are then conveyed electronically over the Internet.

Registered Shareholders will need their control number located on the Form of Proxy or in the e-mail if they have chosen to receive this Circular electronically.

If the proxy is returned via the Internet, registered Shareholders can appoint a person other than the persons named in the Form of Proxy as their proxyholder. This person does not have to be a Shareholder. Registered Shareholders may indicate the name of the person they are appointing by following the instructions online.

The cut-off time for voting over the Internet is 5:00 p.m. (Pacific Time) on May 6, 2014.

By Mail

Registered Shareholders may complete, date and sign their Form of Proxy and return it in the envelope provided or deliver it to one of CST’s principal offices in Montréal, Toronto or Vancouver, which addresses are listed below, for receipt before 5:00 p.m. (Pacific time) on May 6, 2014 or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or on the day of any adjournment or postponement thereof.

CST Trust Company	CST Trust Company	CST Trust Company
The Oceanic Plaza	320 Bay Street	2001 University
Suite 1600-1800 West Hastings St.	Basement Level (B1)	16th Floor
Vancouver, British Columbia	Toronto, Ontario	Montreal, Québec
V6E 3X1	M5H 4A6	H3A 2A6

If registered Shareholders return their proxy by mail, they can appoint a person other than the Directors or officers named in the Form of Proxy as proxyholder. This person does not have to be a Shareholder. Registered Shareholders may fill in the name of the person they are appointing in the blank space provided on the Form of Proxy. Registered Shareholders must complete their voting instruction on the Form of Proxy, and date and sign the form. They must make sure that the person they appoint is aware that he or she has been appointed and attends the Meeting.

In Person at the Meeting

Registered Shareholders do not need to complete or return their Form of Proxy.

They will be required to register their attendance for the Meeting with the scrutineer at the registration desk.

1.8	VOTING BY NON-REGISTERED SHAREHOLDERS

The information set forth in this section should be reviewed carefully by non-registered Shareholders of the Corporation. Shareholders who do not hold their shares in their own name (the “Non-Registered Shareholders”) should note that only proxies deposited by Shareholders who appear on the records maintained by CST, the Corporation’s registrar and transfer agent, as registered holders of shares will be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by his, her or its broker, trust company, bank or similar institution (collectively, a “Broker”), those shares are, in all likelihood, not registered in the Shareholder’s name. Such shares are more likely registered under the name of the Shareholder’s Broker or an agent of that Broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms).

Non-Registered Shareholders are either “objecting beneficial owners” or “OBOs” (the “OBOs”) who object that intermediaries disclose information about their ownership in the Corporation or “non-objecting beneficial owners” or “NOBOs” (the “NOBOs”) who do not object to such disclosure. The Corporation pays intermediaries to send proxy-related materials to NOBOs. The Corporation does not intend to pay an intermediary to deliver the Notice of Meeting and Circular to OBOs. OBOs will not receive the Notice of Meeting and Circular unless the OBOs’ intermediary assumes the cost of delivery.

Shares held by Brokers (or their agents or nominees) on behalf of a Broker’s client can only be voted at the direction of the Non-Registered Shareholder. Without specific instructions, Brokers and their agents and nominees are prohibited from voting shares for the Broker’s clients. Therefore, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Applicable securities laws require Brokers and other intermediaries to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings. The various Brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their shares are voted at the Meeting. If you have any questions respecting the voting of shares held through a Broker or other intermediary, please contact that Broker or other intermediary immediately for assistance.

Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his or her Broker (or an agent of such Broker), a Non-Registered Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the shares in that capacity. Non-Registered Shareholders who wish to attend the Meeting and indirectly vote their shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the proxy form provided to them by their Broker (or the Broker’s agent) and return the same to their Broker (or the Broker’s agent) in accordance with the instructions provided by such Broker (or the Broker’s agent).

1.9	VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of common shares without par value (“Common Shares”) and an unlimited number of preferred shares without par value.

As of March 26, 2014, the Corporation had issued 2,012,241,573 fully paid and non-assessable Common Shares, each carrying the right to one vote. As of such date, no preferred shares were issued or outstanding.

A holder of record of one or more Common Shares on the securities register of the Corporation on the Record Date who either attends the Meeting in person or deposits a Form of Proxy in the manner and subject to the provisions described above will be entitled to vote or to have such share or shares voted at the Meeting, except to the extent that:

(a)	the Shareholder has transferred the ownership of any such share after the Record Date, and

(b)	the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred shares and makes a demand to CST no later than 10 days before the Meeting that the transferee’s name be included in the list of Shareholders in respect thereof.

To the knowledge of the Directors and senior officers of the Corporation, Rio Tinto plc is the only person who beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares. The approximate number of Common Shares so owned, controlled or directed and the percentage of voting shares of the Corporation represented by such shares, in each case as at March 26, 2014, are:

Name and Jurisdiction of Residence	Number of Shares Owned, Controlled or Directed	Percentage of Shares Outstanding
Rio Tinto plc(1) United Kingdom	1,021,966,440	50.8%

Notes:

(1)	Common Shares are held by Rio Tinto plc indirectly through Rio Tinto International Holdings Limited (“RTIH”) (as to 439,478,332 shares) and indirectly through 535630 Yukon Inc. (as to 215,100,000 shares), 46117 Yukon Inc. (as to 152,288,108 shares) and 799674 Canada Inc. (as to 215,100,000 shares), each company a wholly-owned subsidiary of Rio Tinto plc, a London listed public company headquartered in the United Kingdom (together with its affiliates, “Rio Tinto”). In addition, Rio Tinto holds 74,247,460 share purchase warrants (the “Series D Warrants”) which Series D Warrants were issued pursuant to the terms of the Memorandum of Agreement dated April 17, 2012, as amended on May 22, 2012 amongst the Corporation, RTIH and Rio Tinto South East Asia Limited (“RTSEA”) (the “2012 MOA”), as well as 74,247,460 share purchase warrants (the “Anti-Dilution Series D Warrants”) issued in connection with the Corporation’s rights offering which was launched on November 25, 2013 and which closed on January 13, 2014 (the “2013 Rights Offering”). Each Series D Warrant and Anti-Dilution Series D Warrant is exercisable to purchase one Common Share at any time until May 22, 2015 and otherwise in accordance with its terms. Assuming Rio Tinto were to fully exercise the Series D Warrants and Anti-Dilution Series D Warrants to acquire the maximum number of Common Shares issuable thereunder, Rio Tinto would beneficially own, together with the 1,021,996,440 Common Shares it already holds, directly and indirectly, 1,170,491,360 Common Shares, representing approximately 54.2% of the outstanding Common Shares. Pursuant to the terms of the 2012 MOA, Rio Tinto also has, among other rights and entitlements, pre-emptive contractual rights to maintain its percentage interest in Common Shares and Series D Warrants, exercisable, subject to certain exceptions, in respect of certain future issuances of Common Shares, including the right to receive, for no additional consideration, additional Anti-Dilution Series D Warrants sufficient to enable it to maintain its percentage interest in Common Shares on a fully-diluted basis taking into account the exercise of Series D Warrants and any previously issued Anti-Dilution Series D Warrants in respect of future rights offerings of the Corporation. The information as to Common Shares beneficially owned, controlled or directed by Rio Tinto is not within the knowledge of the management of the Corporation and is based on public filings.

SECTION 2 - BUSINESS OF MEETING

2.1	ELECTION OF DIRECTORS

The Corporation’s Articles of Amendment currently provide that the number of Directors will be a minimum of three and a maximum of 14. In accordance with the terms of the 2012 MOA, which amended the Heads of Agreement dated as of December 8, 2010 between RTIH and the Corporation, Rio Tinto and the Corporation agreed that until January 18, 2014, a majority of the Directors on the Board would be “independent” under applicable securities laws. Although this independence requirement is no longer required under the terms of the 2012 MOA, four of the seven persons nominated for election at the Meeting are “independent directors” (for more details see section 6.1.1 – “Board Composition” of this Circular).

The Board has carefully considered issues relating to its size. The optimal size for the Board is one that carefully balances the need for strong professional and industry sector representation and the need to remain small enough to facilitate effective dialogue and decision-making. With this in mind, management proposes seven nominees for election as Directors at the Meeting.

2.1.1	Majority Voting Policy

On March 22, 2013, the Board adopted a majority voting policy pursuant to which, in an uncontested election of Directors, if a nominee for election as a Director receives a greater number of votes “withheld” or “abstained” than votes “for” with respect to the election of Directors by Shareholders, he or she will be expected to offer to tender his or her resignation to the Board promptly following the meeting of Shareholders at which the Director is elected. Upon receiving such resignation, the Nominating and Corporate Governance Committee will consider such resignation and make a recommendation to the Board whether or not to accept it. The Board will determine whether to accept the resignation in question and announce such decision in a press release to be issued within 90 days following the meeting of Shareholders. The Director who offered to tender his or her resignation pursuant to this policy will not participate in any committee or Board deliberations and decisions pertaining to the resignation offer.

2.1.2	Term of Office

The term of office of each of the current Directors will end at the conclusion of the Meeting. Unless a Director’s office is earlier vacated in accordance with the provisions of the YBCA, each Director elected will hold office until the conclusion of the next annual meeting of Shareholders of the Corporation or, if no Director is then elected, until a successor is elected.

2.1.3	Management Nominees

The following tables set out information with respect to each of management’s seven nominees for election as Directors at the Meeting, including their ages, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Corporation, the number of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by each as at March 26, 2014, and the number of options to purchase Common Shares and securities in the capital of the Corporation’s publicly traded subsidiaries held by each as at March 26, 2014. Mses. Flood and Hudon and Messrs. Goodman and Lenegan, all of whom are currently Directors of the Corporation, will not be standing for re-election. As you will note from the enclosed Form of Proxy or voting instruction form, Shareholders may vote for each director individually. Management recommends that Shareholders vote in favour of each of the following nominees.

Unless contrary instructions are indicated on the Form of Proxy or the voting instruction form, the persons designated in the accompanying Form of Proxy or voting instruction form intend to vote for the election of the nominees recommended by management as Directors of the Corporation, to hold office until the conclusion of the next meeting of Shareholders or until their successors are duly elected.

Rowena Albones

Brisbane, Queensland, Australia

Age: 41

Director Since: October 2013

Director Status:

Non-Independent (Rio Tinto)

Areas of Experience:

Mining Industry

Managing/ Leading Growth

International

CEO/ Senior Officer

Compensation

Financial Literacy

Capital Markets

Marketing

Ms. Albones is currently Chief Financial Officer, Copper at Rio Tinto and is a member of the Rio Tinto Copper Executive Committee. She joined Rio Tinto in September 1999 and has held a variety of finance, commercial and project development roles in the copper, iron ore and aluminum businesses.

Prior to her current role, Ms. Albones was Group Advisor, Reporting and Analysis where she was responsible for consolidated group performance reporting and analysis for Rio Tinto. She was also a member of the Business Development team where she was involved in management of major transactions at the Group level including preparation of the 2009 rights issue. Ms. Albones has also held senior leadership roles in operational joint ventures for the Rio Tinto Group. The majority of her career has been in resources and mining, engineering services and the oil and gas sectors.

Ms. Albones is a member of the Oyu Tolgoi LLC Board of Directors and chair of the Oyu Tolgoi LLC Audit Committee.

Ms. Albones holds a Bachelor of Economics and Finance degree and a Master of Business Administration degree, both from Curtin University, Australia. Ms. Albones is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment (1)
Chief Financial Officer, Copper at Rio Tinto

Board/Committee Membership:		2013 Meetings Attended	2013 Meetings Eligible to Attend		Other Public Company Board Membership:
					Company:	Since:
Board of Directors (2)		5	5		n/a	n/a
Nominating and Corporate Governance Committee (12)		0	0

Common Shares Beneficially Owned, Controlled or Directed (3):

Company Name		Year	Common Shares		Total Market Value of Common Shares
Turquoise Hill Resources Ltd.		2014	Nil		Nil
		2013	n/a		n/a

Options Held (4):

Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price	Total Unexercised	Value of Unexercised Options
n/a	n/a	n/a	n/a	n/a	n/a	n/a
					Total:	n/a

Deferred Share Units Held:

Date Granted	Number Granted	Value of Deferred Share Units
n/a	n/a	n/a

Jill Gardiner

Vancouver, British Columbia,

Canada

Age: 55

Director Since: May 2012

Director Status:

Independent

Areas of Experience:

Managing/Leading Growth

CEO/Senior Officer

Financial Literacy

Capital Markets

Compensation

Governance/Board

Ms. Gardiner is currently a corporate director and has a financial consulting practice. She is a director of Parkbridge Lifestyle Communities Inc., a private company involved in the ownership and operation of land lease communities, and a director of Timber Investments Ltd., a private company that owns Tolko Industries Ltd., a forest products company. She is also a governor of The Banff Centre, an arts education institution, and a director of The Banff Centre Foundation.

Ms. Gardiner spent over 20 years in the investment banking industry, most recently as Managing Director and Regional Head, BC, for RBC Capital Markets. She also held various positions in corporate finance, mergers and acquisitions, and debt capital markets as well as serving as Head of the Forest Products Group and Head of the Pipelines & Utilities Group. Ms. Gardiner was a member of RBC Capital Markets’ Canadian Investment Banking Management Committee, Promotions Committee, Fairness Opinion Committee and Council for the Advancement of Women.

Prior to joining the investment banking industry, Ms. Gardiner was a Senior Project Manager at the Ontario Energy Board and a sessional lecturer at the University of Victoria.

Ms. Gardiner holds a Bachelor of Science and a Master of Business Administration, both from Queens University. She is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment (1)
Director/Consultant

Board/Committee Membership:		2013 Meetings Attended	2013 Meetings Eligible to Attend		Other Public Company Board Membership:
					Company:	Since:
Board of Directors		17	17		n/a	n/a

Audit Committee – Chair		8	8
Nominating and Corporate Governance Committee		6	6

Independent Directors		10	10

Common Shares Beneficially Owned, Controlled or Directed (3):

Company Name		Year	Common Shares		Total Market Value of Common Shares
Turquoise Hill Resources Ltd.		2014	Nil		Nil
		2013	Nil		Nil

Options Held:

Date Granted	Expiry Date	Number Granted(5)	Vested & Unexercised/ Unvested	Exercise Price(5)(6)	Total Unexercised	Value of Unexercised Options(7)
06/28/12	06/28/17	35,149	Nil/35,149	C$8.32	35,149	Nil
					Total:	Nil

Deferred Share Units Held(8)(9):

Date Granted	Number Granted(10)	Value of Deferred Share Units(11)
05/14/2013	15,688	C$59,928

R. Peter Gillin

Toronto, Ontario, Canada

Age: 65

Director Since: May 2012

Director Status:

Independent

Areas of Experience:

Mining Industry

Managing/Leading Growth

CEO/Senior Officer

International

Financial Literacy

Capital Markets

Compensation

Environmental/Safety

Corporate Responsibility

Governance/Board

Mr. Gillin served as Chairman and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company, from October 2003 to September 2008, and was Chief Restructuring Officer until December 2008. Between November 2002 and May 2003, he was President and Chief Executive Officer of Zemex Corporation, an industrial minerals producer. From 1996 to 2002, Mr. Gillin was Vice Chairman and a director of N.M. Rothschild & Sons Canada Limited, an investment bank, and was Acting Chief Executive Officer between 2001 and 2002.

Mr. Gillin holds an Honours Business Administration degree from the Richard Ivey School of Business, University of Western Ontario, and is a Chartered Financial Analyst. He is a member of the Institute of Corporate Directors, the Chartered Financial Analysts Institute and the Toronto Society of Financial Analysts.

Principal Occupation, Business or Employment (1)
Director

Board/Committee Membership:		2013 Meetings Attended	2013 Meetings Eligible to Attend		Other Public Company Board Membership:
					Company:	Since:
Board of Directors		17	17		Dundee Precious Metals Inc. (TSX) (Lead Director); (Compensation Committee – Chair)	2009

Audit Committee		8	8		Sherritt International Corp. (TSX) (Audit Committee – Chair); Human Resources Committee; Nominating and Corporate Governance Committee; Environment, Health Safety and Sustainability Committee)	2010

Compensation and Benefits Committee		7	7		Silver Wheaton Corporation (TSX; NYSE) (Audit Committee, Compensation Committee –Chair)	2004

Independent Directors		10	10		TD Mutual Funds Corporate Class Ltd. (Audit Committee)	2010

Common Shares Beneficially Owned, Controlled or Directed (3):

Company Name		Year	Common Shares		Total Market Value of Common Shares
Turquoise Hill Resources Ltd.		2014	Nil		Nil
		2013	Nil		Nil

Options Held:

Date Granted	Expiry Date	Number Granted(5)	Vested & Unexercised/ Unvested	Exercise Price(5)(6)	Total Unexercised	Value of Unexercised Options(7)
06/28/12	06/28/17	35,149	Nil/35,149	C$8.32	35,149	Nil
					Total:	Nil

Deferred Share Units Held(8)(9):

Date Granted	Number Granted(10)	Value of Deferred Share Units(11)
05/14/2013	15,688	C$59,928

Dr. David Klingner

Toorak, Melbourne, Australia

Age: 70

Director Since: May 2012

Director Status:

Independent

Areas of Experience:

Mining Industry

Managing/ Leading Growth

CEO/ Senior Officer

International

Compensation

Financial Literacy

Environmental/Safety

Corporate Responsibility

Governance/Board

Dr. Klingner has been a corporate director since 2004 after spending 38 years in the mining industry. During his career with Rio Tinto, he held a variety of positions including Head of Exploration, Group Executive responsible for Rio Tinto’s coal and gold businesses in Australia and Indonesia and Managing Director of Kaltim Prima Coal in Indonesia. Dr. Klingner retired from Rio Tinto in 2004. He currently serves as Chairman of Codan Limited, an electronic goods manufacturer, and is the former Chairman of Energy Resources of Australia Ltd., a uranium mining company. He also serves as an advisory director for Pacific Road Capital Management, a private equity fund.

Dr. Klingner has a Bachelor of Science degree in Geology from the University of Queensland and a PhD from the University of Melbourne. He is a fellow of the Australian Institute of Mining and Metallurgy and a member of the Prospectors and Developers Association of Canada and the Institute of Corporate Directors.

Principal Occupation, Business or Employment (1)
Chair/Director

Board/Committee		2013 Meetings Attended	2013 Meetings Eligible to		Other Public Company Board Membership:
Membership:			Attend		Company:	Since:
Board of Directors – Chairman		17	17		Codan Limited (ASX)	2004
Nominating and Corporate Governance Committee – Chair		6	6
Independent Director		10	10

Common Shares Beneficially Owned, Controlled or Directed (3):

Company Name		Year	Common Shares		Total Market Value of Common Shares
Turquoise Hill Resources Ltd.		2014	Nil		Nil
		2013	Nil		Nil

Options Held:

Date Granted	Expiry Date	Number Granted(5)	Vested & Unexercised/ Unvested	Exercise Price(5)(6)	Total Unexercised	Value of Unexercised Options(7)
06/28/12	06/28/17	35,149	Nil/35,149	C$8.32	35,149	Nil
					Total:	Nil

Deferred Share Units Held(8)(9):

Date Granted	Number Granted(10)	Value of Deferred Share Units(11)
05/14/2013	39,215	C$149,801

Kay Priestly

Park City, Utah, USA

Age: 58

Director Since: February 2011

Director Status:

Non-Independent

(Management)

Areas of Experience:

Mining Industry

Managing/Leading Growth

CEO/Senior Officer

Financial Literacy

Capital Markets

International

Compensation

Marketing

Environmental/Safety

Corporate Responsibility

Governance/Board

Ms. Priestly was appointed Chief Executive Officer of the Corporation on May 1, 2012. She was previously a senior executive with Rio Tinto where she served as Chief Financial Officer of Rio Tinto’s Copper Group from November 2008 to May 2012. Ms. Priestly joined Rio Tinto in 2006 as Chief Financial Officer at Rio Tinto’s Kennecott Utah Copper operations. She is a director of Stone Energy Corporation and joined the Board of SouthGobi Resources Ltd. and was appointed Chairman in September 2012.

Ms. Priestly previously spent over 25 years with global professional services firm Arthur Andersen LLP, where she provided tax and consulting services to companies in the energy and mining sectors with worldwide operations. She held various leadership positions while at Arthur Andersen LLP, including serving on its global executive team and global energy team. Ms. Priestly previously served as a director of Palabora Mining Company Limited.

Ms. Priestly holds a Bachelor of Science degree in Accounting from Louisiana State University. She is also a member of the Institute of Corporate Directors and was a Certified Public Accountant and has been a member of the American Institute of Certified Public Accountants for over 25 years.

Principal Occupation, Business or Employment (1)
Chief Executive Officer of the Corporation
Board/Committee Membership:	2013 Meetings Attended	2013 Meetings Eligible to Attend	Other Public Company Board Membership:
			Company:			Since:
Board of Directors	17	17	SouthGobi Resources Ltd. - Chair (TSX & SEHK)(Nominating and Corporate Governance Committee)			2012

Health, Safety and Environment Committee	3	3	Stone Energy Corporation (NYSE) (Audit Committee – Chair; Nominating and Governance Committee; Reserves Committee)			2006

Common Shares Beneficially Owned, Controlled or Directed (3):

Company Name	Year	Common Shares	Total Market Value of Common Shares
Turquoise Hill Resources Ltd.	2014	Nil	Nil
	2013	Nil	Nil
Options Held (4):
Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price	Total Unexercised	Value of Unexercised Options
n/a	n/a	n/a	n/a	n/a	n/a	n/a
					Total:	n/a
Deferred Share Units Held:
Date Granted	Number Granted	Value of Deferred Share Units
n/a	n/a	n/a

Russel C. Robertson

Toronto, Ontario, Canada

Age: 66

Director Since: June 2012

Director Status:

Independent

Areas of Experience:

Managing/Leading Growth

CEO/Senior Officer

Financial Literacy

Capital Markets

International

Compensation

Environmental/ Safety

Corporate Responsibility

Governance/Board

Since June, 2013, Mr. Robertson has served as Executive Vice President, and Head, Anti-Money Laundering at BMO Financial Group. He is also a director of Virtus Investment Partners Inc., an asset management company. From March 2011 to June 2013, Mr. Robertson served as Executive Vice-President, Business Integration at BMO Financial Group, and as Vice-Chair at BMO Financial Corp. (formerly Harris Financial Corp.). In this capacity, he had been responsible for overseeing the integration of BMO’s recently purchased Marshall & Ilsley Bank with BMO’s long-time subsidiary, Harris Bank. Prior to this role, Mr. Robertson was the Chief Financial Officer at BMO Financial Group between March 2008 and March 2011. Before joining BMO, he spent over 35 years as a Chartered Accountant. Mr. Robertson held various senior positions with two major accounting firms, including holding the positions of Vice-Chair, Deloitte & Touche LLP (Canada), and Canadian Managing Partner, Arthur Andersen LLP (Canada).

Mr. Robertson holds a Bachelor of Arts degree (Honours) from the Richard Ivey School of Business at the University of Western Ontario, is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants (Ontario). He is a member of the Institute of Corporate Directors.

Principal Occupation, Business or Employment(1)
Executive Vice-President, and Head, Anti-Money Laundering, BMO Financial Group

Board/Committee		2013 Meetings Attended	2013 Meetings Eligible to		Other Public Company Board Membership:
Membership:			Attend		Company:	Since:
Board of Directors		16	17		Virtus Investment Partners Inc. (NASDAQ)	2013
Audit Committee		8	8
Health, Safety and Environment Committee(13)		3	3
Independent Directors		10	10

Common Shares Beneficially Owned, Controlled or Directed (3):

Company Name		Year	Common Shares		Total Market Value of Common Shares
Turquoise Hill Resources Ltd.		2014	Nil		Nil
		2013	Nil		Nil

Options Held:

Date Granted	Expiry Date	Number Granted(5)	Vested & Unexercised/ Unvested	Exercise Price(5) (6)	Total Unexercised	Value of Unexercised Options(7)
06/28/12	06/28/17	35,149	Nil/35,149	C$8.32	35,149	Nil
					Total:	Nil

Deferred Share Units Held(8)(9):

Date Granted	Number Granted(10)	Value of Deferred Share Units(11)
05/14/2013	15,688	C$59,928

Jeffery D. Tygesen

Sandy, Utah, United States

Age: 56

Director Since: August 2012

Director Status:

Non-independent (Rio Tinto)

Areas of Experience:

Mining Industry

Managing/Leading Growth

CEO/ Senior Officer

International

Marketing

Environmental/Safety

Corporate Responsibility

Governance/ Board

Since April 2011, Mr. Tygesen has served as Vice-President, Copper Development at Rio Tinto Copper Group. In this capacity, he is responsible for overseeing Rio Tinto’s joint venture interests, technical and innovation development, sustainable development and accountability at the company’s Chilean and Indonesian copper projects. Mr. Tygesen has spent over 30 years with Rio Tinto, and has held such positions as Mining Executive, Rio Tinto Copper Group; Regional General Manager, Rio Tinto Technology and Innovation; Manager, Long Term and Strategic Planning, Rio Tinto Energy America Coal; and Manager of Mine Development, Diavik Diamond Mines.

Mr. Tygesen holds a Bachelor of Science degree (Mining Engineering) and a Master of Science degree (Mining Engineering), both from the University of Utah (College of Mines and Earth Sciences). He is a member of the Society of Mining Engineering and the Institute of Corporate Directors.

Principal Occupation, Business or Employment (1)
Vice-President, Copper Development, Rio Tinto Copper Group

		2013 Meetings Attended	2013 Meetings Eligible to Attend		Other Public Company Board Membership:
Board/Committee Membership:					Company:	Since:
Board of Directors		17	17		n/a	n/a
Health, Safety and Environment Committee – Chair (13)		3	3

Common Shares Beneficially Owned, Controlled or Directed (3):

Company Name		Year	Common Shares		Total Market Value of Common Shares
Turquoise Hill Resources Ltd.		2014	Nil		Nil
		2013	Nil		Nil

Options Held (4):

Date Granted	Expiry Date	Number Granted	Vested & Unexercised/ Unvested	Exercise Price	Total Unexercised	Value of Unexercised Options
n/a	n/a	n/a	n/a	n/a	n/a	n/a
					Total:	n/a

Deferred Share Units Held:

Date Granted	Number Granted	Value of Deferred Share Units
n/a	n/a	n/a

Notes:

1.	The information as to principal occupation, business or employment is not within the knowledge of management of the Corporation and has been furnished by the nominee.
2.	Ms. Albones was appointed to the Board on October 4, 2013.
3.	Information relating to Common Shares beneficially owned, controlled or directed by a Director is not within the knowledge of management of the Corporation and has been furnished by the nominee.
4.	In accordance with Rio Tinto corporate policy, Directors who are employees of Rio Tinto (seconded or otherwise) are not permitted to receive options to purchase Common Shares.
5.	Stock options granted to certain Directors in 2012 were adjusted to take into account the dilutive effect of the 2013 Rights Offering. On December 12, 2013, the Compensation and Benefits Committee, after conducting a thorough analysis and receiving a report from Mercer (Canada) Limited (“Mercer”), recommended, and the Board approved, an equitable adjustment to the number and exercise price of all outstanding stock options equal to an increase of 17.16% of the number of options and a decrease of 14.65% in the exercise price of each option.
6.	The “Exercise Price” is equal to the “fair market value” of the Common Shares, as such term is defined in the Corporation’s Employees’ and Directors’ Equity Incentive Plan (the “Equity Incentive Plan”) on the date the Board of Directors approves the grant of stock options.
7.	“Value of Unexercised Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 25, 2014 (C$3.82) and the exercise price of the options, multiplied by the number of unexercised options on March 25, 2014.
8.	The Deferred Share Unit Plan of the Corporation (the “DSU Plan”) was approved in May 2013. For additional details relating to the DSU Plan, see Section 5.1– “Annual Retainers, Attendance Fees and Other Remuneration” of this Circular.
9.	Under the terms of the DSU Plan, any deferred share units held by a Director are redeemed for cash as of the date such person ceases to be a Director of the Corporation.
10.	The number of deferred share units granted to Directors in May 2013 was adjusted to take into account the impact of the 2013 Rights Offering on the share price of the Corporation, as a result of which the number of deferred share units was increased by 17.16%.
11.	“Value of Deferred Share Units” is calculated by multiplying the number of deferred share units outstanding by the price of the Common Shares on the TSX on March 25, 2014 (C$3.82).
12.	Ms. Albones was appointed to the Nominating and Corporate Governance Committee on November 7, 2013.

13.	Mr. Tygesen was appointed Chair of the Health, Safety and Environment Committee on March 22, 2013. Mr. Robertson was appointed to the Health, Safety and Environment Committee on March 22, 2013.

2.1.4	Additional Disclosure Relating to Directors

To the knowledge of the Corporation, no Director is, or has been within the last 10 years, a director or executive officer of an issuer that, while that individual was acting in such capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities regulations, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that individual ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order that denied the issuer access to any exemption under Canadian securities regulations, for a period of more than 30 consecutive days, or (c) within one year of that individual ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

Mr. Gillin was a director, Chairman and Chief Executive Officer of Tahera Diamond Corporation (“Tahera”) from October 2003 to September 2008, as well as Chief Restructuring Officer until December 2008. Tahera filed for protection under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) with the Ontario Superior Court of Justice on January 16, 2008. As a consequence of its financial difficulties, Tahera failed to file financial statements for the year ended December 31, 2007 and subsequent financial periods. As a result, Tahera was delisted from the TSX in November 2009 and issuer cease trade orders were issued in 2010 by the securities regulatory authorities of Ontario, Quebec, Alberta and British Columbia, which orders have not been revoked. Tahera subsequently sold its tax assets to Ag Growth International and certain properties to Shear Minerals Ltd. The monitoring process under CCAA concluded by order of the Ontario Superior Court of Justice in September 2010.

2.1.5	Diversity

The Corporation is committed to diversity and recognizes the benefits of promoting diversity, both within the Corporation and at the level of the Board of Directors, which is exemplified by the fact that over 42% of the nominees for election to the Board and the CEO of the Corporation are women. Our commitment to diversity and inclusion aligns with our values of accountability, respect, teamwork and integrity and is reflected in our code of business conduct and ethics “The Way We Work” (for more details, see Section 6.4– “Code of Business Conduct and Ethics”).

2.1.6	Say on Pay

The Compensation and Benefits Committee has been following the developments with respect to “say on pay” shareholder advisory votes. The Compensation and Benefits Committee discussed and considered the voluntary adoption of a non-binding advisory vote of Shareholders on the Corporation’s approach to executive compensation, and on March 20, 2014, further to a recommendation of the Compensation and Benefits Committee, the Board unanimously resolved in favor of including a non-binding “say on pay” shareholder advisory vote with respect to the Corporation’s approach to executive compensation at the annual meeting of Shareholders to be held in 2015.

2.1.7	Interlocking Directorships

There are no interlocking directorships that exist among management’s seven Director nominees as of March 26, 2014.

2.1.8	Retirement Policy

At present, the Corporation has no formal retirement policy for its Directors.

2.1.9	Tenure

Collectively, the seven nominees for election as Directors have 13 years of experience on the Board and individually, the years of service range from under one year to three years.

2.1.10	Summary of Board and Committee Meetings Held

The following table summarizes the meetings of the Board and the various committees held during the year ended December 31, 2013:

Board of Directors	17
Compensation and Benefits Committee	7

Audit Committee	8
Nominating and Corporate Governance Committee	6
Health, Safety and Environment Committee	3
OT Committee	4
Prospectus Disclosure Committee	4

The number of meetings above is inclusive of a total of 13 meetings of the Board of Directors, four meetings of the Compensation and Benefits Committee, three meetings of the Nominating and Corporate Governance Committee, four meetings of the Audit Committee, four meetings of the OT Committee and four meetings of the Prospectus Disclosure Committee held by teleconference.

In addition, seven resolutions in writing were passed by the Board in 2013 and one resolution in writing was passed by the Audit Committee. No resolutions in writing were passed by any of the other Board committees in 2013. Resolutions in writing must be executed by all of the Directors entitled to vote on the subject matter of the resolution.

In addition to Board and Committee meetings, the independent Directors held 10 meetings during the year ended December 31, 2013, eight of which were held by teleconference. The purposes of these meetings included the following:

•	Raising substantive issues that are more appropriately discussed in the absence of management and Directors who are Rio Tinto employees or secondees;

•	Discussing any matter of concern raised by any committee or Director;

•	Addressing issues raised but not resolved at meetings of the Board and assessing any follow-up needs;

•	Discussing how to properly balance the interests of Rio Tinto as controlling shareholder with the interests of the Corporation’s other Shareholders and stakeholders;

•	Discussing the quality, quantity, and timeliness of the flow of information from senior management that is necessary for the independent Directors to effectively and responsibly perform their duties; and

•	Seeking feedback about Board processes.

2.2	APPOINTMENT OF AUDITORS

Shareholders will be requested to appoint PricewaterhouseCoopers LLP, Chartered Accountants, Vancouver, B.C. (“PwC”) as auditor of the Corporation to hold office until the next annual meeting of Shareholders and to authorize the Directors to fix their remuneration and the terms of their engagement. PwC was appointed as auditor of the Corporation on April 2, 2012. The appointment of PwC must be approved by ordinary resolution at the Meeting.

Management and the Board recommend that PwC be appointed as auditor of the Corporation until the next annual meeting of Shareholders. Unless contrary instructions are indicated on the Form of Proxy or the voting instruction form, the persons designated in the accompanying Form of Proxy or voting instruction form intend to vote FOR the appointment of PwC, as auditor of the Corporation to hold office until the next annual meeting of Shareholders, at a remuneration to be fixed by the Directors.

2.2.1	Audit Services

Fees billed by PwC and its affiliates during fiscal 2013 were C$1,844,963 and during fiscal 2012 were C$1,835,230. The aggregate fees billed by the auditor in fiscal 2013 and fiscal 2012 are detailed below.

	2013		2012
Audit Fees (a)	C$	1,447,000	C$	1,458,000
Audit Related Fees (b)	C$	395,000	C$	377,000
Tax Fees		Nil		Nil
Other Fees (c)	C$	3,000		Nil

Total	C$	1,845,000	C$	1,835,000

(a)	Fees for audit services billed or expected to be billed relating to fiscal 2013 and 2012 consist of:

•	Audit of the Corporation’s annual statutory financial statements; and

•	Audit of its subsidiaries’ (SouthGobi Resources Ltd. and Inova Resources Limited (formerly Ivanhoe Australia)) annual statutory financial statements.

In addition, in 2013 and 2012, fees were paid for services provided in connection with reviews pursuant to section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), applicable Canadian securities laws and the required attestations relating to the effectiveness of the Corporation’s internal controls on financial reporting.

(b)	Fees for audit-related services provided during fiscal 2013 and 2012 consisted of:

•	Translation services;

•	Financial accounting and reporting consultations;

•	Reviews of the Corporation’s interim financial statements;

•	Reviews of its subsidiaries’ (SouthGobi Resources Ltd. and Inova Resources Limited) interim financial statements; and

•	Comfort letters, consents, and other services related to the U.S. Securities and Exchange Commission (“SEC”), Canadian and other securities regulatory authorities’ matters.

(c)	Fees for other services provided during fiscal 2013 related to a subscription fee in connection with an online database for reporting requirements.

The Audit Committee’s charter requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor. Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, 100% of each of the services provided by the Corporation’s external auditor relating to the fees reported as audit, audit-related, tax and other fees were pre-approved by the Audit Committee.

SECTION 3 - COMPENSATION DISCUSSION AND ANALYSIS

In accordance with the requirements of applicable securities regulations in Canada, the following statement of executive compensation for the Corporation is provided in respect of the following individuals for fiscal 2013: (a) the Chief Executive Officer (the “CEO”), (b) the Chief Financial Officer (the “CFO”), (c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and the CFO, at the end of fiscal 2013 whose total compensation for fiscal 2013 exceeded C$150,000, and (d) each individual who would be included under (c) above but for the fact that such individual was not an executive officer of the Corporation or its subsidiaries at the end of fiscal 2013 (collectively the “Named Executive Officers” or “NEOs”). In respect of fiscal 2013 only two individuals meet the criteria of paragraph (c) above, and as a result, the executive compensation disclosed in this Circular is in relation to four NEOs.

3.1	COMPENSATION PHILOSOPHY AND GOALS

The Board is committed to the transparent presentation of its compensation program. The guiding principles for the Corporation’s executive compensation philosophy, each having approximately an equal level of importance, are as follows:

•	Ensure a strong link between compensation levels and performance in relation to the Corporation’s key short and long-term performance goals;

•	Align the Corporation’s executives’ interests with those of its Shareholders;

•	Encourage and reward high performance; and

•	Provide fair, transparent and balanced compensation.

In determining the Corporation’s compensation philosophy, in particular in respect of the CEO and CFO, the Corporation believes that its compensation policy should reflect the following considerations:

•	A significant portion of each executive’s compensation should be performance-based, assessed against a number of measures that are aligned with the Corporation’s key strategic goals over the short, medium and long term;

•	Performance should be measured on an absolute basis and relative to the Corporation’s peers;

•	The metrics should include broad corporate financial metrics as well as individual and/or corporate measures key to managing risk;

•	Payments of performance-based compensation should be aligned with the period of time over which results are achieved and the related risks are assumed;

•	To create a clear relationship between pay and performance, if performance targets are significantly exceeded, compensation above target levels may be warranted, provided that compensation is similarly reduced in the event that performance is below target. There should be symmetry or balance between the upside and the downside of performance-based compensation;

•	Performance-based compensation should be paid only if the Corporation actually meets or exceeds the measurable performance targets and achievement of performance targets should be a significant component in the vesting of equity-based awards;

•	Variable compensation components should include caps to ensure an appropriate sharing of value between management and Shareholders and to limit the incentive to take excessive risks in order to achieve short-term, unsustainable performance;

•	The Board must be allowed to use its informed judgment to alter payouts to ensure that compensation appropriately reflects the performance of the business, and any unexpected circumstances that may arise during the year; and

•	In cases where the performance metrics used militate in favour of a substantial payout, the Board should assess the extent to which the performance may have been favourably impacted by factors outside of management’s control and, in such instances, consider whether any downward adjustments to award levels are warranted.

3.2	COMPENSATION AND BENEFITS COMMITTEE

3.2.1	Role and Composition

The Corporation’s executive compensation program is administered by the Compensation and Benefits Committee. The Compensation and Benefits Committee is currently made up of the following members, all of whom are independent Directors and who, as a whole, have direct experience and skills in executive compensation that enable the Compensation and Benefits Committee to make decisions on the suitability of compensation policies and practices:

•	Mr. Gillin was elected Chair of the Compensation and Benefits Committee in May 2012. He also serves on the compensation committees of three other public companies. Mr. Gillin has significant experience in establishing compensation programs for senior executives.

•	Ms. Gardiner serves as Chair of the compensation committee of two private companies. She has significant experience in developing compensation philosophy and policy, as well as in establishing comprehensive compensation programs for senior executives. In addition, Ms. Gardiner taught human resources courses at the University of Victoria.

•	Mr. Robertson has over 15 years of experience in the areas of compensation and human resources. He has, during his career, held various senior executive positions with two large accounting firms and with a public company where he was responsible for determining compensation and for oversight of performance evaluations.

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors of the Corporation. The Compensation and Benefits Committee’s responsibilities include, but are not limited to, the following:

•	Reviewing and approving on an annual basis corporate goals and objectives relevant to CEO compensation, evaluating the CEO’s performance in light of those goals and objectives and setting the CEO’s compensation level based on such evaluation;

•	Determining fees payable to members of any ad hoc committee established by the Board;

•	Reviewing and making recommendations to the Board on an annual basis with respect to the adequacy and form of compensation and benefits of all senior executives and Directors;

•	Administering and making recommendations to the Board with respect to the Corporation’s incentive compensation plans and equity-based plans;

•	Reviewing the recipients, nature and size of share compensation awards and bonuses granted from time to time in compliance with applicable securities laws, stock exchange and other regulatory requirements;

•	Preparing any report relating to compensation as may be required under applicable securities law, stock exchange, and any other regulatory requirements; and

•	Overseeing risk identification and management in relation to compensation policies and practices and reviewing disclosure in that respect.

With respect to NEOs who are Rio Tinto secondees, the role and responsibility of the Compensation and Benefits Committee in establishing their compensation policies was more limited than it otherwise would have been given that elements such as base salary, short-term incentives and employee benefits are set forth in the secondment agreements which were negotiated directly between Rio Tinto and each NEO. However, the Compensation and Benefits Committee determined that it was critical to import an equity driven, performance based long-term incentive element to senior executives’ compensation packages, particularly in respect of the CEO and CFO, which took the form of the Performance Share Unit Plan (the “PSU Plan”) adopted by the Board in March 2013. In addition, in determining whether target thresholds for the payout of short-term incentives established pursuant to the secondment agreements of Rio Tinto secondees had been met, fallen short of or exceeded, the Compensation and Benefits Committee was required to consider a number of factors, including the business environment in which the Corporation operates, individual performance, the achievement of specified objectives and the stage of the Corporation’s development among others.

The Compensation and Benefits Committee meets as many times as it deems necessary, but not less frequently than two times per year, to deal with compensation matters. Its recommendations are reviewed and, if deemed appropriate, approved by the Board. In establishing total compensation, the Compensation and Benefits Committee, subject to the limitations discussed above, works with the Corporation’s senior executives to evaluate their performance and consider compensation criteria for their positions. The Compensation and Benefits Committee determines the appropriateness of management’s proposals based on the market data, a recommended framework provided by compensation consultants and its own evaluation of each individual’s past performance.

3.2.2	Management of Risk

In making compensation decisions, the Compensation and Benefits Committee and the Board regularly assess, as part of their respective deliberations, the risks associated with the Corporation’s compensation policies and practices to ensure that the compensation of executives does not encourage them to take inappropriate risks that are reasonably likely to have a material adverse effect on the Corporation. The Board and the Compensation and Benefits Committee have developed certain practices which help them mitigate and manage compensation-related risks.

•	Balanced Compensation Mix. The Corporation’s executive compensation program aims at limiting the incentive to take excessive risks in order to achieve short-term, unsustainable performance. Instead, in assessing performance, the Compensation and Benefits Committee and the Board consider multiple short and long-term factors, including contribution to shareholder value and corporate business objectives and other compliance factors.

•	Performance Based Incentives. Awards under the PSU Plan are paid out based on a performance period of three years.

•	Benchmarking. Elements of executive compensation are benchmarked against appropriate comparator groups to ensure fairness.

•	Use of Discretion. Compensation decisions are not entirely based on fixed formulas, and the Board and the Compensation and Benefits Committee retain a certain degree of discretion when granting short-term and long-term incentive awards in order to ensure that awards granted truly reflect an individual’s performance and contribution.

•	External Compensation Advisor. The Compensation and Benefits Committee uses the services of Mercer, a compensation advisor, to assist in designing the executive compensation program.

•	Anti-Hedging Policy. Executives and Directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation.

In fiscal 2013, there were no risks identified by the Board or the Compensation and Benefits Committee in the Corporation’s compensation practices that were reasonably likely to have a material adverse effect on the Corporation.

3.2.3	Outside Consultants

The Compensation and Benefits Committee has the authority to engage outside advisors to provide advice in its deliberations, and assistance at the expense of the Corporation. Before retaining any such advisor, following discussion with the Board, the Compensation and Benefits Committee considers the independence of such advisor, including any independence factors that it is required to consider in accordance with applicable securities laws, stock exchanges or any other regulatory requirements. The Compensation and Benefits Committee has the sole authority to determine the terms of engagement and the extent of funding necessary (and to be provided by the Corporation) for payment of compensation to any advisors or other professionals retained and the amount of ordinary course administrative expenses of the Compensation and Benefits Committee that are necessary or appropriate in carrying out its duties.

In 2013, the Compensation and Benefits Committee retained Mercer to assist in drafting and reviewing the Company’s management information circular and to outline long-term incentive alternatives as a replacement for stock options. In 2012, the Compensation and Benefits Committee retained Mercer to examine and make a recommendation for long-term incentive awards for the new CEO and CFO and to establish an expanded peer comparator group for these purposes.

From time to time, Mercer provides ongoing support to the Compensation and Benefits Committee in determining compensation for the Corporation’s executive officers. In 2013, further to a request made by the Compensation and Benefits Committee, Mercer benchmarked the CEO and the CFO compensation structure, including base salary, annual bonus, long-term incentive and total direct compensation, against market compensation data gathered from the Peer Comparator Group (as defined in section 3.3 – “Benchmarking Practices”). Mercer received retainers between 2007 and 2011 to assess the market competitiveness of executive compensation levels at the Corporation and to provide advice on management proposals for salary increases and awards under the Corporation’s incentive plans.

Mercer has a global relationship with Rio Tinto providing a full range of consulting support including retirement, benefits, and investment consulting and retirement plan administration, as well as human capital and communications consulting.

Although not formally required to do so under its mandate, the Board pre-approves any services, advice or assistance that advisors, such as Mercer, assisting the Board or the Compensation and Benefits Committee on compensation matters provides to the Corporation at the request of management.

Executive Compensation-Related Fees

The following table indicates the compensation received by Mercer and its affiliates in fiscal 2013 and 2012.

	2013		2012
Executive Compensation-Related Fees(1)	C$	38,542	C$	44,435
All Other Fees(2)		Nil	C$	443,899
Total	C$	38,542	C$	488,334

Notes:

(1)	Includes all fees received for services related to determining compensation for Directors and executive officers of the Corporation, including services relating to the elaboration and implementation of the PSU Plan.
(2)	Represents fees received by Marsh Canada Limited, an affiliate of Mercer, for insurance services in respect of the Corporation’s employee benefit plans.

3.3	BENCHMARKING PRACTICES

The Corporation’s general peer comparator group of companies (“Peer Comparator Group”), which was used to benchmark base salaries, annual incentives and long-term incentives for NEOs, has been established by Mercer with input from the Compensation and Benefits Committee and management. The peer group included companies with significant project development activities underway, projects and/or operations in complex, international locations, and with a market capitalization within a reasonable range of the Corporation’s current market capitalization. The criteria for selection were based on several factors including market capitalization, total assets, revenue, nature of commodity, type of business (including development activities) and complexity of job functions. These factors are relevant because they reflect aspects of similar businesses, competition for talent and are subject to similar external factors. The comparator organizations detailed below were used to benchmark the total direct compensation for NEOs for 2013:

Company Name	Market Cap.(1)		Head Office
Fortescue Metals Group Limited	$17,225		Perth, Australia
First Quantum Minerals Limited	$11,309		Vancouver, Canada
Cameco Corporation	$8,716		Saskatoon, Canada
Yamana Gold Inc.	$6,897		Toronto, Canada
Randgold Resources Limited -ADR	$6,162		St. Helier, Jersey
Newcrest Mining Limited	$5,676		Melbourne, Australia
Kinross Gold Corporation	$5,317		Toronto, Canada
Anglogold Ashanti Limited -ADR	$5,019		Newtown, South Africa
Agnico-Eagle Mines Limited	$4,866		Toronto, Canada
Eldorado Gold Corporation	$4,318		Vancouver, Canada
Gold Fields Limited -ADR	$2,622		Sandton, South Africa
IAMGold Corporation	$1,329		Toronto, Canada

75th percentile	$7,352
50th percentile	$5,497
25th percentile	$4,729
Average	$6,621

Turquoise Hill Resources Ltd.	$3,531	(2)	Vancouver, Canada

(1)	Market capitalization (in C$ millions) as of December 31, 2013 (Source: Research Insight - S&P Capital IQ).
(2)	The number of outstanding Common Shares doubled upon closing of the 2013 Rights Offering, at which time Common Shares equal to 100% of the number of then outstanding Common Shares were issued pursuant to the exercise of rights by rights holders. As of the close of business on January 13, 2014 (the closing date of the 2013 Rights Offering), the Corporation’s market capitalization was C$ 6,700 million.

The Compensation and Benefits Committee compared the Corporation’s executives to the incumbents in the comparator group that appear to be performing similar job functions. Where market data for the “functional” roles was not available, data was provided on a “ranking” basis (for the ranking match, the executives in the comparator organizations are ranked in order of their total cash compensation from highest to lowest).

In 2013, a performance peer comparator group (the “PSU Peer Comparator Group”) was established with the assistance of Mercer, consisting of 18 companies that are copper and gold producers with an international focus, a median market capitalization comparable to that of the Corporation and at least three years of trading history. Relative to these companies, the Corporation was roughly in the middle range with respect to market capitalization. Performance for PSU grants made to the Corporation’s CEO and CFO will be based on the Corporation’s total shareholder return (share price plus reinvested dividends, where applicable) over a three-year period compared to total shareholder return of the PSU Peer Comparator Group for the same period. Provision is made in each PSU grant letter to address situations where a comparator return ceases to exist, or ceases to be relevant, or the Compensation and Benefits Committee otherwise determines in its sole discretion to add or remove a comparator in the PSU Peer Comparator Group. The PSU Peer Comparator Group has also been considered in establishing the business performance score of the Short Term Incentive Plan (“STIP”) portion of the compensation of NEOs.

The following table sets out the PSU Peer Comparator Group for the year ended December 31, 2013:

Company Name	Market Cap.(1)		Head Office
Diversified Metals and Mining
Freeport-McMoRan Copper & Gold Inc.	$41,672		Phoenix, U.S.A.
Southern Copper Corporation	$25,650		Phoenix, U.S.A.
Antofagasta plc	$14,292		London, U.K.
First Quantum Minerals Limited	$11,309		Vancouver, Canada
KGHM Polska Miedz S.A.	$8,313		Lubin, Poland
Boliden	$4,455		Stockholm, Sweden
Lundin Mining Corporation	$2,688		Toronto, Canada
Kazakhmys PLC	$2,011		London, U.K.
OZ Minerals Limited	$907		Melbourne, Australia
Inmet Mining Corporation(2)	n/a		Toronto, Canada

Gold
Yamana Gold Inc.	$6,897		Toronto, Canada
Randgold Resources Limited -ADR	$6,162		St. Helier, Jersey
Kinross Gold Corporation	$5,317		Toronto, Canada
Anglogold Ashanti Limited -ADR	$5,019		Newtown, South Africa
Agnico Eagle Mines Limited	$4,866		Toronto, Canada
Eldorado Gold Corporation	$4,318		Vancouver, Canada
New Gold Inc.	$2,718		Vancouver, Canada
IAMGold Corporation	$1,329		Toronto, Canada

75th percentile	$8,313
50th percentile	$5,019
25th percentile	$2,798
Average	$8,706
Turquoise Hill Resources Ltd.	$3,531	(3)	Vancouver, Canada

(1)	Market capitalization (in C$ millions) as of December 31, 2013 (Source: Research Insight - S&P Capital IQ).
(2)	Inmet Mining Corporation was acquired by First Quantum Minerals Ltd. by way of take-over bid in 2013 and is no longer a reporting issuer.
(3)	The number of outstanding Common Shares doubled upon closing of the 2013 Rights Offering, at which time Common Shares equal to 100% of the number of then outstanding Common Shares were issued pursuant to the exercise of rights by rights holders. As of the close of business on January 13, 2014 (the closing date of the 2013 Rights Offering), the Corporation’s market capitalization was C$ 6,700 million.

3.4	ELEMENTS OF EXECUTIVE COMPENSATION

3.4.1	Compensation of NEOs

The NEOs are employed by affiliates of Rio Tinto, and are seconded to the Corporation. The remuneration and benefits of the NEOs reflect remuneration policies and practices determined by Rio Tinto’s Remuneration Committee which are applied to senior management personnel across the wider Rio Tinto Group.

The costs of the salary and related benefits of the NEOs are charged back to the Corporation and recognized in its financial statements. NEOs have no other roles or responsibilities within the wider Rio Tinto Group other than the functions they perform on behalf of the Corporation, except for Mr. Beckman who was named Project Director for Oyu Tolgoi Phase 2 in March 2014.

Under Rio Tinto policies, the executive pay and reward framework is designed to provide a total remuneration package that is competitive in the market; aligns total remuneration with individual and short and long-term business performance including long-term shareholder value creation and performance relating to environment, safety and health; strikes an appropriate balance between fixed and variable components; links variable components to the achievement of challenging individual and business performance targets, and ensures the attraction, motivation and retention of the high caliber senior executives required to lead the Corporation.

The executive pay and reward framework has four components:

•	Base salary and benefits;

•	Short-term incentives in the form of the Rio Tinto Short-Term Incentive Plan (“STIP”);

•	Long-term incentives in the form of the Rio Tinto Long-Term Incentive Plan (“LTIP”), or otherwise; and

•	Other remuneration such as post-retirement benefits.

The compensation arrangements of the NEOs comprise base salary, STIP (75% of which is paid in cash and the remaining 25% of which is deferred for a period of three years in the form of Rio Tinto shares in respect of the CEO and the CFO), LTIP components and PSU awards in respect of the CEO and CFO, together with other benefits.

Base Salary

The only fixed portion of compensation for the NEOs is the base salary component, with the balance of the compensation contingent generally on the degree to which they meet pre-established goals and objectives. The base salaries for the NEOs are set at a level consistent with market expectations within the wider Rio Tinto remuneration framework and are paid in the form of cash.

Short-Term Incentives

Compensation decisions for short-term incentive awards to NEOs for 2013 performance were based on an assessment by the Compensation and Benefits Committee and the Board, jointly with Rio Tinto, of each NEO’s contribution during 2013 and the extent to which certain agreed upon individual and corporate performance measures were achieved. For fiscal 2013, such performance measures combined both objective and subjective measures and included, among others, performance in respect of (i) health, safety and environment assessment, reporting and incident reduction objectives, (ii) financial objectives specific to the business such as project spending for Oyu Tolgoi and share price performance and (iii) the successful completion of special projects undertaken by the business in fiscal 2013 such as the 2013 Rights Offering and other financing initiatives. In assessing whether or not a particular performance measure was achieved, the Board and the Compensation and Benefits Committee retain a considerable degree of discretion. Among other matters, considerable weight was given to the small size of the Corporation’s executive team handling multiple important functions.

The threshold, target, maximum and actual STIP awards for the NEOs are set forth in the following table:

	Short-term incentive award opportunity (as a % of base salary)
Executive	Threshold	Target	Maximum	Actual
Kay Priestly, CEO	35%	70%	140%	70%
Christopher Bateman, CFO	25%	50%	100%	50%
Stewart Beckman, SVP, Technical & Operations	15%	30%	60%	30%
Brett Salt, former SVP, Strategy & Development(1)	15%	30%	60%	30%

(1)	Brett Salt ceased to work for the Corporation on August 1st, 2013.

The actual corporate and individual performance scores of each NEO for fiscal 2013 and the weight attributed to each component is set forth in the table below. The weightings below reflect Rio Tinto’s STIP policy relative to the role banding of the NEOs. The total score is then applied to the applicable STIP opportunity percentage for each NEO (set forth in the table above) to determine the amount of the award.

Executive	Corporate Performance Measures		Individual Performance Measures		TOTAL SCORE
	Actual Score	Weighting in Total Award	Actual Score	Weighting in Total Award
Kay Priestly, CEO	157.1%	70%	100%	30%	140%
Christopher Bateman, CFO	157.1%	70%	80%	30%	134%
Stewart Beckman, SVP, Technical & Operations	158%	40%	135%	60%	144%
Brett Salt, former SVP, Strategy & Development(1)	158%	40%	135%	60%	144%

(1)	Brett Salt ceased to work for the Corporation on August 1st, 2013.

Medium and Long-Term Incentives

The Compensation and Benefits Committee in consultation with Mercer and the Rio Tinto Human Resources Group developed the PSU Plan as an equity-linked compensation program in order to more fully align the interests of eligible participants, initially the CEO and CFO, with the interests of Shareholders and which was functional within the structure of their secondment arrangements.

The PSU Plan was approved by the Board in March 2013. On March 20, 2014 the Board approved grants of performance share units (“PSUs”) in favour of the CEO and CFO in respect of fiscal 2013.

The Board, on the recommendation of the Compensation and Benefits Committee (which administers the PSU Plan), determines and designates from time to time the participants to whom PSUs shall be granted and the provisions and restrictions with respect to each grant, in accordance with the terms and conditions of the PSU Plan, taking into consideration the present and potential contributions of, and the services rendered by, the particular participant in furtherance of the success of the Corporation and any other factors which the Compensation and Benefits Committee deems appropriate and relevant. Each grant of a PSU is evidenced by a grant letter setting out, at the time of the grant, the number of PSUs granted, the performance period, the applicable performance based criteria and resulting multiplier, and such other provisions as may be necessary or appropriate to reflect the terms and conditions of the grant.

Each PSU evidences the right of a holder to receive, on a deferred cash payment basis, a cash payment equal to the fair market value of a Common Share, calculated using the average of the closing prices of the Common Shares on the TSX for the five trading days immediately preceding the last day of the applicable performance period, multiplied by the multiplier resulting from the applicable performance based criteria.

Additional PSUs are credited to the participant if and when distributions (including dividends but excluding stock dividends of Common Shares) are paid on Common Shares.

In the event of a participant’s: (i) retirement, resignation or transfer of employment at the request of a participant to a company within the Rio Tinto group during the performance period, any PSU entitlement shall be reduced on a pro rata basis based on the number of days following the retirement date during the performance period compared to the total number of days in the entire performance period, unless otherwise determined by the Board in its absolute discretion, on the recommendation of the Compensation and Benefits Committee; (ii) termination during a performance period, all PSUs automatically terminate, with no payment being made, unless otherwise determined by the Board in its absolute discretion, on the recommendation of the Compensation and Benefits Committee, in the case of the termination of the employment or services of an employee without cause; (iii) death or transfer of a participant’s employment at the request of Rio Tinto to a company within the Rio Tinto group during a performance period, all outstanding PSUs accelerate and the amount payable to the participant or his or her executors, as the case may be, shall be calculated as of the quarter end before the date of death or transfer if the applicable multiplier is determined, in whole or in part, in reference to the financial statements of the Corporation or any calculation derived therefrom, or the day before the date of death or transfer in any other circumstance; (iv) leave of absence during a performance period, any PSU entitlement shall be reduced pro-rata based on the number of days during which the employee was on leave of absence during the performance period compared to the total number of working days in the entire performance period, unless otherwise determined by the Board in its absolute discretion, on the recommendation of the Compensation and Benefits Committee; and (v) disability, all PSUs continue to vest according to the PSU Plan terms.

In the event of a change of control (as defined in the PSU Plan), all outstanding PSUs accelerate and in lieu of other amounts payable in settlement of PSUs, the participant shall be entitled to receive a cash payment equal to the cash value of its PSUs calculated (i) as of the quarter end before the date of the change of control if the applicable multiplier is determined, in whole or in part, in reference to the financial statements of the Corporation or any calculation derived therefrom, or (ii) the day before the change of control in any other circumstance. Alternatively, PSUs may be converted into a revised number of PSUs credited to the participant, if the Board determines, prior to the change of control, that shares of a successor company, acquirer or any other person are an appropriate substitution for Common Shares, in which case each notional PSU will entitle the holder to receive a cash payment in an amount equal to the fair market value of a substitute share as of the end of the applicable original performance period, multiplied by a deemed multiplier of 100%. In such a case, the PSUs will be settled in cash at the end of the applicable original performance period, subject to acceleration in certain events of termination without cause by the Corporation (including by way of constructive dismissal) prior to the earlier of two years following the change of control and the end of the original performance period.

The PSU Plan further provides that any benefits, rights and PSUs accruing to any participant in accordance with the terms and conditions of the PSU Plan shall not be transferable, in whole or in part, either directly or by operation of law, except by will or by the laws of descent and distribution.

For PSUs granted in respect of fiscal 2013 to the CEO and CFO, the Compensation and Benefits Committee established a performance period of three years commencing on December 1, 2013. The multiplier to apply at the end of such performance period will be determined based on the percentile that the total shareholder return of a Common Share over the performance period represents to the returns of the PSU Peer Comparator Group, in accordance with the following table:

Turquoise Hill Return Compared to Comparator Group Returns	Multiplier
• Performance below the 20th percentile	0%
• Threshold performance at the 20th percentile	50%
• Performance at the median 50th percentile	100%
• Superior performance at the 65th percentile	200%
• Maximum performance at the 80th percentile	250%

Depending on the Corporation’s relative performance at the end of the performance period, the multiplier may range anywhere from 0% to 250%, and will be capped at 100% if the total shareholder return of a Common Share for the performance period is negative. The value of PSUs awarded is equal to 100% of the STIP amount for the CEO and 50% of the STIP amount for the CFO.

Under applicable Rio Tinto Group policy, NEOs, as they are secondees of Rio Tinto, are not entitled to participate in the Corporation’s Equity Incentive Plan given their entitlements under Rio Tinto LTIP programs.

Under the Rio Tinto LTIP, the NEOs are entitled to receive equity-based incentive awards as determined by the Rio Tinto Remuneration Committee. All NEOs have been granted awards under the Rio Tinto LTIP in respect of fiscal 2013 in connection with their respective roles with the Corporation, which awards have vesting conditions. Generally, the value of such awards will only be charged back to the Corporation upon being exercised by their holder. As a result, the compensation of the NEOs does not include the value of the awards granted under the Rio Tinto LTIP in respect of fiscal 2013.

Benefits and Perquisites

Under the terms of the secondment agreements and international arrangements with Rio Tinto, NEOs who are currently seconded by Rio Tinto are entitled to employment benefits including participation in Rio Tinto retirement and pension plans, health and welfare programs, group insurance coverage, housing, car and education allowances, per diem entitlements and related benefits. In addition, NEOs are subject to tax equalization in respect of taxes payable on income from salary, STIP, LTIP, pay in lieu of vacation and benefits in kind received during the course of their secondment, under which taxes actually deducted and paid by the NEO on the basis of the taxation laws of the NEO’s home country are reconciled against taxes that should have been paid under such laws for the relevant period. NEOs are entitled to expatriate tax services provided by Rio Tinto which are charged back to the Corporation.

3.4.2	Equity Incentive Plan

The Equity Incentive Plan is intended to secure for the Corporation and its Shareholders the benefits of incentive inherent in share ownership by the employees and Directors of the Corporation and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. The Corporation’s Shareholders have approved the Equity Incentive Plan and all amendments thereto.

Pursuant to the 2012 MOA, the Corporation may not, without obtaining the prior written consent of RTIH, issue any equity incentive securities or equity compensation securities in favour of any Directors, officers, employees or service providers of the Corporation or its subsidiaries, other than the issuance of Common Shares upon the exercise of outstanding stock options previously granted under the Equity Incentive Plan. In light of the foregoing, the Corporation has decided not to issue any new shares pursuant to the Equity Incentive Plan.

The following information is of March 26, 2014:

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Other Rights(1)(2)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Other Rights (C$)(1)(2)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by Security holders	6,841,871	$37.46	123,953,831
Equity compensation plans not approved by Security holders	Nil	Nil	Nil

Total	6,841,871	$37.46	123,953,831

(1)	Excludes Common Shares issuable pursuant to the exercise by Rio Tinto of its anti-dilution subscription rights under the 2012 MOA, the Series D Warrants and the Anti-Dilution Series D Warrants.
(2)	The table above reflects an equitable adjustment approved by the Board of Directors to the number of outstanding stock options and the exercise price of each option to take into account the dilutive effect of the 2013 Rights Offering. Pursuant to such equitable adjustment, the number of outstanding stock options was increased by 17.16% and the exercise price of each option was decreased by 14.65%.

The Equity Incentive Plan has three components: an Option Plan, which provides for the grant to eligible participants of incentive stock options exercisable to purchase Common Shares; a Bonus Plan, which provides for awards of newly-issued Common Shares to eligible participants as and when determined to be warranted on the basis of past performance; and a Share Purchase Plan, under which eligible participants have the opportunity to purchase Common Shares through payroll deductions which are supplemented by Corporation contributions. The Board of Directors elected to terminate the Share Purchase Plan effective January 1, 2014.

The eligible participants in the Equity Incentive Plan include Directors of the Corporation or any affiliate, any full-time and part-time employees (including officers) of the Corporation or any affiliate thereof, and persons or companies engaged by the Corporation or an affiliate to provide services for an initial, renewable or extended period of 12 months or more are eligible for participation in the Equity Incentive Plan, all as determined by the Board.

The Equity Incentive Plan is administered by the Compensation and Benefits Committee. The principal terms and conditions of the Equity Incentive Plan are summarized in Schedule “A” to this Circular.

Securities Issued and Unissued under the Equity Incentive Plan

There are 2,012,241,573 Common Shares issued and outstanding as of March 26, 2014. The aggregate number of Common Shares which may be reserved for issuance under the Equity Incentive Plan (together with all other securities-based compensation arrangements of the Corporation in effect from time to time) shall not exceed 6.5% of the Common Shares outstanding from time to time, or 130,795,702 Common Shares. The Common Shares authorized for issuance under the Equity Incentive Plan have been issued or reserved for issuance as follows:

	Number of Common Shares(3)	% of Issued and Outstanding Common Shares
Common Shares issuable upon exercise of outstanding options under Option Plan	6,841,871	0.34%
Common Shares remaining available for issuance in respect of future option grants under Option Plan(1)	123,953,831	6.16%
Common Shares previously issued pursuant to Share Purchase Plan	871,921	0.04%
Common Shares remaining available for issuance in respect of future purchases under Share Purchase Plan(2)	128,079	0.01%
Common Shares previously issued pursuant to Bonus Plan	3,474,741	0.17%
Common Shares remaining available for issuance in respect of future awards under Bonus Plan	1,025,259	0.05%
Total number of Common Shares reserved for issuance under Equity Incentive Plan	130,795,702	6.50%
Total number of Common Shares remaining available for future issuances under Equity Incentive Plan	125,107,169	6.22%

(1)	Does not include Common Shares available for issuance in respect of future awards under the Bonus Plan which may be used for grants under the Option Plan.
(2)	The Board of Directors elected to terminate the Share Purchase Plan effective January 1, 2014. As a result, no additional Common Shares will be issued thereunder.
(3)	The number of Common Shares issuable upon the exercise of outstanding options under the Equity Incentive Plan reflects the equitable adjustment made by the Board of Directors to take into account the dilutive effect of the 2013 Rights Offering.

3.4.3	Pension Plans

The Corporation does not presently provide any defined benefit or defined contribution pension plan to its Directors, executive officers or employees other than Rio Tinto pension plans benefiting NEOs.

3.4.4	Other Compensation Policies

Under the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy, NEOs and Directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or Director.

At this stage, the Corporation does not have a policy to recoup or claw back incentive compensation based on achieving performance targets that were later restated by the Corporation.

3.5	PERFORMANCE GRAPH

The following graph and table compares the cumulative shareholder return on a C$100 investment in Common Shares to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from January 1, 2009 to December 31, 2013.

In 2011, 2012 and 2013, the Corporation’s share price performance has trended downwards, and in the other years shown in the chart above the Corporation’s share price performance has trended upwards. In 2009, 2010 and 2011, total compensation has generally increased in response to both competitive and retention demands and market benchmarking and decreased during the 2012 and 2013 period. The value of long-term incentive compensation in the form of stock options is influenced by the Corporation’s share price performance.

SECTION 4 - COMPENSATION DISCLOSURE FOR NAMED EXECUTIVE OFFICERS

4.1	SUMMARY COMPENSATION TABLE

The following executive compensation disclosure is provided as of December 31, 2013, December 31, 2012 and December 31, 2011, in respect of the NEOs.

Name and Principal Position	Year	Salary (US$)		Share- Based Awards (US$)(1)	Option- Based Awards (US$)(2)	Non-Equity Incentive Plan Compensation			Pension Value (US$)(3)		All Other Compensation (US$)(4)		Total Compensation (US$)(5)
						Annual Incentive Plans (US$)		Long- Term Incentive Plans (US$)
Kay Priestly	2013	$506,500		$496,263	n/a	$496,263	(6)	n/a	$120,289		$123,504	(7)	$1,742,819
Chief Executive Officer	2012	$354,167	(8)	$464,436	n/a	$931,630	(9)	n/a	$118,495		$415,838	(10)	$2,284,566
	2011	n/a		n/a	n/a	n/a		n/a	n/a		n/a		n/a

Christopher Bateman	2013	$310,500		$103,994	n/a	$207,987	(6)	n/a	$3,225		$198,684	(12)	$824,390
Chief Financial Officer	2012	$200,000	(11)	$103,740	n/a	$208,635	(9)	n/a	$12,000		$454,728	(13)	$979,103
	2011	n/a		n/a	n/a	n/a		n/a	n/a		n/a		n/a

Stewart Beckman	2013	$291,915	(4)	n/a	n/a	$126,283	(4)	n/a	$67,561	(4)	$281,488	(15)	$767,247
Senior Vice President	2012	$200,686	(14)	n/a	n/a	$77,064	(9)	n/a	$37,179		$466,854	(16)	$781,783
Operations and Development	2011	n/a		n/a	n/a	n/a		n/a	n/a		n/a		n/a

Brett Salt(17)	2013	$147,371	(4)(18)	n/a	n/a	$64,145	(4)	n/a	$49,545	(4)	$51,555	(19)	$312,616
Former Senior Vice President Strategy and Development	2012	$166,914	(20)	n/a	n/a	$63,494	(9)	n/a	$71,410		$170,470	(21)	$472,288
	2011	n/a		n/a	n/a	n/a		n/a	n/a		n/a		n/a

Notes:

(1)	Share-based awards consist of PSUs granted under the PSU Plan to the CEO and CFO. In determining the fair value of PSUs granted in respect of the 2013 fiscal year, the Corporation used the actual amount of the award, which was granted in US$.
(2)	Under applicable Rio Tinto Group policy, NEO’s, as they are secondees of Rio Tinto, are not entitled to participate in the Equity Incentive Plan given their entitlements under Rio Tinto LTIP programs.
(3)	The Corporation does not presently have a pension plan for any of its executive officers, including its NEOs. Pension benefits to which NEOs are entitled are set forth in the secondment agreements with Rio Tinto, the proportionate cost of which is charged back to the Corporation.
(4)	Compensation that has been paid in currency other than U.S. dollars has been converted in U.S. dollars, for reporting purposes, at the Bank of Canada average annual noon exchange rate for 2013 (US$1.00/C$1.03), 2012 (US$1.00/C$1.00) and 2011 (US$1.00/C$0.99).
(5)	Except for share-based awards (PSUs) granted by the Corporation and tax gross-ups on allowances included in “All Other Compensation” which are paid by the Corporation directly to the Canada Revenue Agency, all compensation has been paid by Rio Tinto under the secondment arrangements described in Section 3.4 – “Elements of Executive Compensation” of this Circular and charged back by Rio Tinto to the Corporation.
(6)	75% of the STIP award of Ms. Priestly and Mr. Bateman in respect of 2013 and 2012 is paid in cash and the remaining 25% is deferred for a period of three years in the form of Rio Tinto shares.
(7)	Includes: housing allowance of $47,446, tax gross-ups on allowances of $47,371, reimbursement of relocation costs of $20,112, reimbursement of per diem amounts of $6,840 and tax services of $1,735.
(8)	Ms. Priestly was seconded to the Corporation on April 18, 2012; the amount shown is pro rated to reflect salary earned while performing her duties at the Corporation.
(9)	The 2012 STIP amounts were adjusted from amounts disclosed in last year’s Circular in order to include payments made in 2013 in respect of 2012 performance.
(10)	Includes: $39,738 in fees earned as a Director of the Corporation (paid directly to Rio Tinto in accordance with Rio Tinto corporate policy), housing allowance of $60,075, car allowance of $7,096, tax gross-ups on allowances of $232,425, reimbursement of relocation costs of $24,844, subsistence allowance of $7,071, reimbursement of commuter costs of $19,939 and other perquisites such as medical and life insurance benefits, foreign tax reimbursement, and international tax services.

(11)	Mr. Bateman was seconded to the Corporation on May 1, 2012; the amount shown is pro rated to reflect salary earned while performing his duties at the Corporation.
(12)	Includes: housing allowance of $76,391, car allowance of $6,895, education allowance of $13,891, tax gross-ups on allowances of $41,954, reimbursement of relocation costs of $50,830 and living allowance of $8,723.
(13)	Includes: housing allowance of $81,773, car allowance of $9,367, education allowance of $44,513, tax gross-ups on allowances of $217,866, reimbursement of relocation costs of $65,455, living allowance of $11,763 and other perquisites such as medical and life insurance benefits, foreign tax reimbursement, international tax services and parking fees.
(14)	Mr. Beckman was seconded to the Corporation on May 22, 2012; the amount shown is pro rated to reflect salary earned while performing his duties at the Corporation.
(15)	Includes: housing allowance of $42,515, car allowance of $28,156, reimbursement of relocation costs of $107,953, annual tax return services of $29,462, family benefits of $70,453 and allowance role vehicle of $2,949.
(16)	Includes: housing allowance of $34,292, car allowance of $19,747, education allowance of $67,486, tax gross-ups on allowances of $213,942, reimbursement of relocation costs of $73,995, home leave amount of $46,606 and other perquisites such as medical and life insurance benefits, international tax services and parking fees.
(17)	Mr. Salt ceased to be an officer of the Company on August 1, 2013 but is nevertheless considered an NEO in respect of fiscal 2013.
(18)	Mr. Salt ceased to be an officer of the Company on August 1, 2013; the amount shown is pro rated to reflect salary earned while performing his duties at the Corporation.
(19)	Includes: housing allowance of $22,516, car allowance of $19,855, reimbursement of relocation costs of $1,927, annual tax return services of $7,257.
(20)	Mr. Salt was seconded to the Corporation on May 1, 2012; the amount shown is pro rated to reflect salary earned while performing his duties at the Corporation.
(21)	Includes: housing allowance of $43,696, car allowance of $6,945, tax gross-ups on allowances of $82,676, reimbursement of relocation costs of $13,646, home leave amount of $10,902 and other perquisites such as medical and life insurance benefits, foreign tax reimbursement, international tax services and parking fees.

4.2	OPTION-BASED AND SHARE-BASED AWARDS

4.2.1	Outstanding Option-Based and Share-Based Awards

The following table sets forth information with respect to the NEOs concerning unexercised options and PSUs held as at December 31, 2013, including PSUs granted in respect of fiscal 2013 to the CEO and CFO.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price (US$ /Option)	Option Expiration Date	Value of Unexercised in-the- Money Options (US$)	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share- Based Awards that have not Vested (US$) (1)	Market or Payout Value of vested Share- Based Awards not paid out or distributed (US$)

Kay Priestly(2)	Nil	Nil	Nil	Nil	204,237(3)	$745,027	Nil

Christopher Bateman(2)	Nil	Nil	Nil	Nil	43,740(4)	$159,557	Nil

Stewart Beckman(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Brett Salt(2)(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1)	The “Market or Payout Value of Share-Based Awards that have not Vested” is determined at target (100%) by multiplying the number of PSUs held as at December 31, 2013, including in respect of fiscal 2013 but which were granted in March 2014, by the five-day VWAP of the Common Shares on the TSX for the period ending on February 28, 2014 (C$4.04), converted from C$ to US$ at the Bank of Canada noon rate on the last day of such period (US$1.00/C$1.1075). At minimum vesting (0%), the PSUs granted to Ms. Priestly and Mr. Bateman would have payout values of $0. At maximum vesting (250%), the PSUs granted to Ms. Priestly and Mr. Bateman would have payout values of $1,862,568 and $398,893, respectively. All PSUs have a three year vesting period and vest based on the percentile that the Corporation’s shareholder return represents to the returns of the PSU Peer Comparator Group. See Section 3.4.1– “Compensation of NEOs” of this Circular.
(2)	In accordance with Rio Tinto corporate policy, individuals who are employees of Rio Tinto (seconded or otherwise) are not permitted to receive options to purchase Common Shares or shares of the Corporation’s subsidiaries.
(3)	Includes 68,189 PSUs granted in respect of fiscal 2012 (after applying an equitable adjustment equal to a 17.16% increase in the number of outstanding PSUs to account for the dilutive effect of the 2013 Rights Offering) and 136,048 PSUs granted in respect of fiscal 2013.
(4)	Includes 15,231 PSUs granted in respect of fiscal 2012 (after applying an equitable adjustment equal to a 17.16% increase in the number of outstanding PSUs to account for the dilutive effect of the 2013 Rights Offering) and 28,509 PSUs granted in respect of fiscal 2013.
(5)	Mr. Salt ceased to be an officer of the Corporation on August 1, 2013 but is nevertheless considered an NEO in respect of fiscal 2013.

4.2.2	Incentive Plan Awards – Value Vested or Earned During 2013

The following table shows the value of incentive plan awards that vested or were earned for each NEO for fiscal 2013. All awards that vested or earned by NEOs during fiscal 2013 were granted by the Corporation.

Name	Option-Based Awards – Value Vested During the Year (US$)		Share-Based Awards – Value Vested During the Year (US$)(1)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Kay Priestly	Nil	(2)	$496,263	Nil
Christopher Bateman	Nil	(2)	$103,994	Nil
Stewart Beckman	Nil	(2)	Nil	Nil
Brett Salt(3)	Nil	(2)	Nil	Nil

Notes:

(1)	The “Share-Based Awards – Value Vested During the Year” amounts are calculated on the basis of the five-day VWAP of the Common Shares for the period ending on February 28, 2014 (C$4.04) in respect of PSU grants to the CEO and the CFO for the 2013 fiscal year, which PSUs have not vested. This amount has been converted from C$ to US$ at the Bank of Canada noon rate on the last day of the five-day VWAP period (US$1.00/C$1.1075).
(2)	In accordance with Rio Tinto corporate policy, individuals who are employees of Rio Tinto (seconded or otherwise) are not permitted to receive options to purchase Common Shares.
(3)	Mr. Salt ceased to be an officer of the Company on August 1, 2013 but is nevertheless considered an NEO in respect of fiscal 2013.

4.3	EMPLOYMENT AGREEMENTS

4.3.1	Secondees of Rio Tinto

All NEOs have entered into employment agreements (the “Employment Agreements”) with Rio Tinto pursuant to which they receive a base salary, short-term incentives, long-term incentives, benefits and other remuneration such as post-retirement benefits. The costs of such salary and related benefits are charged back to the Corporation.

The Employment Agreements have an indefinite term. An NEO may terminate his employment at any time by giving Rio Tinto a three-month notice in writing (six months for Ms. Priestly). In addition, Rio Tinto may terminate an NEO’s employment either: (i) for cause, without notice or severance or (ii) without cause, upon giving the NEO a six-month notice (12 months for Ms. Priestly) or paying such NEO an amount equal to six months base salary. Other remuneration components and benefits would not be continued. Each Employment Agreement also contains non-competition and non-solicitation clauses in the event of a termination.

If the termination is the result of a severance, then Rio Tinto’s local severance policies apply. Such policies provide that the following benefits will be payable in the event of a termination resulting from a severance:

•	Payment of salary in lieu of notice:

•	For UK-based NEOs, this amount corresponds to the greater of the contractual notice set forth in the Employment Agreement or the statutory requirement calculated as one week per year of service;

•	For Australia-based NEOs, this amount corresponds to the notice set forth in the Employment Agreement plus an additional 3 months’ notice paid in lieu; and

•	For US-based NEOs, this amount corresponds to the notice set forth in the Employment Agreement.

•	Payment of an ex-gratia severance payment, which is discretionary and calculated based on each jurisdiction’s policy and includes any statutory severance payments required by the laws of the NEO’s home jurisdiction;

•	Payment of short-term incentive awards to which the NEO would be entitled for the performance year based on actual business and individual performance. In the case of a partial year, such award will be calculated based on the duration of the performance year such NEO was employed (prorated assuming on-target business performance and an actual assessment of individual performance in the performance year) or, if not possible, based on an on-target assessment;

•	All long-term incentives will be treated in accordance with Rio Tinto’s plans in each of the NEO’s home jurisdiction; and

•	Defined benefit pension plan participants will be paid their resignation benefits and defined contribution plan participants will be paid their account balance.

The treatment of the PSUs granted to the CEO and the CFO under the PSU Plan in the case of termination, retirement, change of control and other similar situations is detailed in Section 3.4.1– “Compensation of NEOs” of this Circular.

SECTION 5 - COMPENSATION DISCLOSURE FOR DIRECTORS

5.1	ANNUAL RETAINERS, ATTENDANCE FEES AND OTHER REMUNERATION

Each Director who is not an executive of the Corporation (a “Non-Executive Director”) receives a retainer of C$100,000 per annum. Dr. Klingner receives an additional retainer for acting as Chairman of the Board, the compensation of which was set at C$150,000 per annum.

The Chair of the Audit Committee received an additional per annum retainer of C$50,000 in 2013.

The Chair of the Compensation and Benefits Committee received an additional per annum retainer of C$40,000 in 2013.

The Chairs of the Nominating and Corporate Governance Committee and the Health, Safety and Environment Committee each received an additional retainer of C$20,000 each per annum in 2013.

Each Non-Executive Director receives a fee of C$2,000 for each in-person Board of Directors meeting or conference call and/or each in-person Committee meeting or conference call in which they participate. Fees payable to Rio Tinto employees who act as Directors are paid directly to Rio Tinto in accordance with Rio Tinto’s corporate policy.

A travel fee of C$2,000 is payable to any Non-Executive Director who travels to attend meetings, the venue of which is more than three hours travel time from the Director’s home. Each executive Director and each Non-Executive Director is also entitled to be reimbursed for actual expenses reasonably incurred in the performance of duties as a Director.

On May 10, 2013, the Board of Directors approved the DSU Plan and also approved an annual grant to each Non-Executive Director (other than a Director who is an employee of Rio Tinto, in accordance with Rio Tinto policy) of deferred share units (“DSUs”). The purpose of the DSU Plan is to strengthen the alignment of interests between Non-Executive Directors and Shareholders of the Corporation by linking a portion of annual director compensation to the future value of the Common Shares. In addition, the DSU Plan has been adopted to advance the interests of the Corporation through the motivation, attraction and retention of Directors of the Corporation. The DSU Plan is administered by the Compensation and Benefits Committee, which has the authority to adopt and amend rules and regulations relating to the administration of the DSU Plan and make all other determinations necessary or desirable for the administration of the DSU Plan, subject to oversight and approval by the Board of Directors.

Under the DSU Plan, the Board, on the recommendation of the Compensation and Benefits Committee, will determine an amount of annual compensation to which each Non-Executive Director shall be entitled (the “Annual Compensation Amount”), which amount shall be payable in the form of DSUs. The number of DSUs to be granted to a Non-Executive Director is determined by dividing the Annual Compensation Amount by the “fair market value” of a Common Share on the TSX for the period ending on the business day immediately preceding the date the DSUs are issued, as determined by the Compensation and Benefits Committee, rounded to the nearest ten DSUs. “Fair market value” for purposes of the DSU Plan means, with respect to Common Shares of the Corporation on a particular day, the VWAP of the Common Shares on the TSX or the New York Stock Exchange, as may be determined by the Compensation and Benefits Committee or the Board, for the five days on which Common Shares were traded immediately preceding the date in respect of which the fair market value is to be determined.

Each DSU held by a participant under the DSU Plan who ceases to be a Director shall be redeemed by the Corporation on the date such person ceased to be a Director for any reason, including the death of the Director (the “Separation Date”). A cash payment equal to the after-tax fair market value of the Common Shares on the relevant Separation Date shall be made to the Director on such date as the Corporation determines, but not later than 60 days after the Separation Date, without any further action required by the Director. DSUs are not exercisable, convertible or exchangeable into Common Shares.

If and when distributions (including dividends but excluding stock dividends of Common Shares) are paid on any Common Shares, additional DSUs shall be credited to the Non-Executive Director as of the distribution payment date. The number of additional DSUs (including fractional DSUs) to be credited to the Non-Executive Director shall be determined by multiplying the dollar value of the distribution per Common Share by the total number of DSUs held by such Director, all divided by the fair market value of a Common Share as of the date the distribution is paid. Fractional DSUs to two decimal places shall be credited to such Director. Such additional DSUs shall be subject to the same terms and conditions (including the terms and conditions set out in the applicable DSU grant letter) as the DSUs giving rise to such additional DSUs. In addition, if the number of outstanding Common Shares is increased or decreased as a result of a subdivision, consolidation, reclassification, stock dividend, recapitalization or otherwise but not as a result of the issuance of Common Shares for additional consideration (including for services rendered or to be rendered), then the number of DSUs that each Non-Executive Director has shall be adjusted such that the total expected value of those DSUs after such adjustment is equal to the total expected value immediately prior thereto and such adjustment shall be effective and binding for all purposes of the DSU Plan. The DSU Plan further provides that the Compensation and Benefits Committee shall have the right to make such adjustments as it deems appropriate in the circumstances upon the occurrence of any other event which has an impact on the amount of cash to be remitted to a Non-Executive Director. An adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative.

On December 12, 2013, the Compensation and Benefits Committee recommended approval of an equitable adjustment to the number of outstanding DSUs held by Non-Executive Directors, equivalent to a 17.16% increase in the number of outstanding DSUs, to account for the dilutive effect of the 2013 Rights Offering. The Board approved the recommendation of the Compensation and Benefits Committee in this regard on March 20, 2014.

In light of recent corporate developments and Board changes, the Compensation and Benefits Committee expects to review its compensation policies for Directors in 2014 with assistance from compensation consultants to the extent deemed advisable.

5.2	DIRECTORS’ TOTAL 2013 COMPENSATION

The following table reflects compensation earned by Non-Executive Directors in respect of fiscal 2013 under the compensation arrangements described above.

Ms. Priestly, the Corporation’s CEO is currently a Director of the Corporation. Ms. Priestly does not receive any compensation for her role as Director of the Corporation.

Name	Fees Earned (US$)(1)	Option- Based Awards (US$)	All Other Compensation (US$)(2)	Total Compensation (US$)
Rowena Albones(3)(4)	$42,825	Nil	Nil	$42,825

Virginia Flood(3)(5)	$97,327	Nil	Nil	$97,327

Jill Gardiner(6)	$259,223	Nil	$113,776	$372,999

R. Peter Gillin(6)	$234,951	Nil	$113,776	$348,727

Warren Goodman(3)	$139,806	Nil	Nil	$139,806

Name	Fees Earned (US$)(1)	Option- Based Awards (US$)	All Other Compensation (US$)(2)	Total Compensation (US$)
Isabelle Hudon	$194,175	Nil	$113,776	$307,951

David Klingner(6)	$363,107	Nil	$284,404	$647,511

Charles Lenegan	$188,350	Nil	$113,776	$302,126

Russel Robertson	$182,524	Nil	$113,776	$296,300

Jeffery Tygesen(3)(6)	$166,019	Nil	Nil	$166,019

Daniel Larsen(3)(7)	$50,180	Nil	Nil	$50,180

Livia Mahler(7)	$56,005	Nil	Nil	$56,005

Peter Meredith(7)	$42,413	Nil	Nil	$42,413

Jean-Sebastien Jacques(3)(8)	$84,785	Nil	Nil	$84,785

Notes:

(1)	The sums represented in the “Fees Earned” column of this table represent Director retainers and fees earned from acting as Chair of the Board or of any of the Board committees, remuneration for attending meetings and conference calls of the Directors as well as travel fees paid to Directors who travel more than three hours to attend meetings. Compensation that has been paid in currency other than U.S. dollars has been converted in U.S. dollars, for reporting purposes, at the Bank of Canada average annual noon exchange rate for 2013 (US$1.00/C$1.03).
(2)	“All Other Compensation” includes the fair value of DSUs granted to Non-Executive Directors in respect of the 2013 fiscal year, calculated using the five-day VWAP of the Common Shares on the TSX immediately preceding the date the DSUs were issued. All awards have been granted in Canadian dollars and, for reporting purposes, their value has been converted into U.S. dollars using the Bank of Canada’s noon rate as of the last day of the five-day VWAP period. The average annual noon exchange rate for 2013 was US$1.00/C$1.03, for 2012 was US$1.00/C$1.00 and for 2011 was US$1.00/C$0.99.
(3)	In accordance with Rio Tinto corporate policy, non-independent Director retainer and fees for Mses. Albones and Flood and Messrs. Goodman, Larsen, Jacques and Tygesen are paid directly to Rio Tinto.
(4)	Ms. Albones was appointed to the Board of Directors on October 4, 2013.
(5)	Ms. Flood was appointed to the Board of Directors on May 10, 2013.
(6)	The fees earned by Ms. Gardiner, Dr. Klingner and Messrs. Gillin and Tygesen include the retainers for acting as Chairs of the Audit, Nominating and Corporate Governance, Compensation and Benefits and Health, Safety and Environment Committees, respectively.
(7)	Ms. Mahler and Messrs. Larsen and Meredith did not stand for re-election at the May 10, 2013 Annual General Meeting.
(8)	Mr. Jacques resigned from the Board of Directors on September 14, 2013.

5.3	OPTION-BASED AWARDS

5.3.1	Outstanding Option-Based Awards

The following table sets forth information with respect to the Non-Executive Directors concerning unexercised options of the Corporation held as at December 31, 2013.

	Option-Based Awards
Name	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price (US$/ Option)(2)	Option Expiration Date	Value of Unexercised in-the- Money Options (US$)(3)
Rowena Albones(4)(5)	Nil	Nil	Nil	Nil

Virginia Flood(4)(7)	Nil	Nil	Nil	Nil

Jill Gardiner	35,149	$7.85	06/28/17	Nil

R. Peter Gillin	35,149	$7.85	06/28/17	Nil

Warren Goodman(4)	Nil	Nil	Nil	Nil

Isabelle Hudon	35,149	$7.85	06/28/17	Nil

David Klingner	35,149	$7.85	06/28/17	Nil

Charles Lenegan	35,149	$6.79	08/17/17	Nil

Russel Robertson	35,149	$7.85	06/28/17	Nil

Jeffery Tygesen(4)	Nil	Nil	Nil	Nil

Daniel Larsen(4)(6)	Nil	Nil	Nil	Nil

Livia Mahler(6)	90,885	$6.60	05/10/14	Nil
	90,885	$12.28	05/10/14	Nil
	47,449	$19.21	05/10/14	Nil
	35,149	$7.85	05/10/14	Nil

Peter Meredith(6)	90,885	$6.60	05/10/14	Nil
	90,885	$11.08	05/10/14	Nil
	47,449	$22.41	05/10/14	Nil
	35,149	$7.85	05/10/14	Nil

Jean-Sebastien Jacques(4)(8)	Nil	Nil	Nil	Nil

Notes:

(1)	The number of stock options shown reflects the equitable adjustment approved by the Board of Directors to take into account the dilutive effect of the 2013 Rights Offering, as a result of which the number of outstanding options was increased by 17.16%.
(2)	The exercise price is set in Canadian dollars and has been converted from Canadian dollars into U.S. dollars at the Bank of Canada noon rate on December 31, 2013 (US$1.00/C$1.06). It also reflects the 14.65% decrease in the exercise price of all outstanding stock options pursuant to the equitable adjustment approved by the Board of Directors in connection with the 2013 Rights Offering.
(3)	The “Value of Unexercised in-the-Money Options” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on December 31, 2013 (C$3.51) and the exercise price of the options. This amount has been converted from C$ to US$ at the Bank of Canada noon rate on December 31, 2013 (US$1.00/C$1.06).
(4)	In accordance with Rio Tinto corporate policy, Directors who are employees of Rio Tinto (seconded or otherwise) are not permitted to receive options to purchase Common Shares.
(5)	Ms. Albones was appointed to the Board of Directors on October 4, 2013.
(6)	Ms. Mahler and Messrs. Larsen and Meredith did not stand for re-election at the May 10, 2013 Annual General Meeting.
(7)	Ms. Flood was appointed to the Board of Directors on May 10, 2013.

(8)	Mr. Jacques resigned from the Board of Directors on September 14, 2013.

5.3.2	Incentive Plan Awards – Value Vested or Earned During 2013

The following table shows the value of incentive plan awards that vested or were earned for each Non-Executive Director for fiscal 2013.

Name	Option-Based Awards – Value Vested During the Year (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Rowena Albones(1)(3)	Nil	Nil	Nil

Virginia Flood(1)(4)	Nil	Nil	Nil

Jill Gardiner	Nil	Nil	Nil

R. Peter Gillin	Nil	Nil	Nil

Warren Goodman(1)	Nil	Nil	Nil

Isabelle Hudon	Nil	Nil	Nil

David Klingner	Nil	Nil	Nil

Charles Lenegan	Nil	Nil	Nil

Russel Robertson	Nil	Nil	Nil

Jeffery Tygesen(1)	Nil	Nil	Nil

Daniel Larsen(1)(2)	Nil	Nil	Nil

Livia Mahler(2)	Nil	Nil	Nil

Peter Meredith(2)	Nil	Nil	Nil

Jean-Sebastien Jacques(1)(5)	Nil	Nil	Nil

Notes:

(1)	In accordance with Rio Tinto corporate policy, Directors who are employees of Rio Tinto (seconded or otherwise) are not permitted to receive options to purchase Common Shares.
(2)	Ms. Mahler and Messrs. Larsen and Meredith did not stand for re-election at the May 10, 2013 Annual General Meeting.
(3)	Ms. Albones was appointed to the Board of Directors on October 4, 2013.
(4)	Ms. Flood was appointed to the Board of Directors on May 10, 2013.
(5)	Mr. Jacques resigned from the Board of Directors on September 14, 2013.

SECTION 6 - CORPORATE GOVERNANCE

The Corporation is required under National Instrument 58-101 Disclosure of Corporate Governance Practices to disclose its corporate governance practices with reference to a series of corporate governance practices outlined in National Policy 58-201 Corporate Governance Guidelines (the “CSA Corporate Governance Guidelines”) that the Canadian Securities Administrators (“CSA”)

believe reflect “best practices” standards to which they encourage Canadian public companies to adhere. These standards are substantially consistent with the revised corporate governance listing standards of the New York Stock Exchange (“NYSE”) and the NASDAQ Stock Market (“NASDAQ”).

The Common Shares are listed on the TSX and the NYSE and are also quoted on the NASDAQ. The Corporation is also subject to provisions of U.S. securities laws and regulations relating to corporate governance applicable to foreign private issuers, including certain provisions of each of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and the Consumer Protection Act. Each of the NYSE and NASDAQ have implemented numerous rule changes (the “NYSE Corporate Governance Rules” and the “NASDAQ Corporate Governance Rules”, respectively) that revise the corporate governance standards for domestic NYSE and NASDAQ-listed companies, some of which are applicable to foreign private issuers including the Corporation.

The CSA Audit Committee Rules, the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules, and the NASDAQ Corporate Governance Rules address, among other things, the composition and independence of Boards of Directors and Board committees. The CSA Corporate Governance Guidelines are recommendations only and reflect a “best practices” standard to which Canadian public companies are encouraged to adhere. For example, the CSA Corporate Governance Guidelines recommend that a Board of Directors should be comprised of a majority of independent directors. On the other hand, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules are prescriptive and require that the Board of a domestic NYSE or NASDAQ-listed company be comprised of a majority of independent directors.

Each of the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Corporate Governance Guidelines define “independence” in a slightly different way. Although a finding of independence remains a matter of judgment and perception based on a particular Director’s circumstances, the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Corporate Governance Guidelines prescribe certain legal bars to a finding of independence. In addition, there are specific independence requirements for members of audit committees under the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the NASDAQ Corporate Governance Rules and the CSA Audit Committee Rules. Unlike the CSA Corporate Governance Guidelines, compliance with the requirements of the CSA Audit Committee Rules relating to the composition of audit committees and the standard of independence for audit committee members is mandatory.

As a foreign private issuer listed on the NYSE and the NASDAQ, the Corporation is not required to comply with most of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, and instead may comply with domestic requirements. However, the Corporation has voluntarily chosen to adopt corporate governance practices that comply with the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules in all significant respects and, accordingly, the Corporation believes that its corporate governance practices do not differ in any significant way from those followed by U.S. companies under NYSE and NASDAQ listing standards. The Corporation also believes that most, but not all, of its corporate governance practices are consistent with the CSA Corporate Governance Guidelines. The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “B” to this Circular.

6.1	BOARD OF DIRECTORS

6.1.1	Board Composition

The CSA Corporate Governance Guidelines recommend that a majority of the directors of a corporation be independent directors. Under the CSA Corporate Governance Guidelines, the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, an “independent director” is a director who has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board of Directors could, be reasonably expected to interfere with the exercise of a Director’s independent judgment.

A total of seven persons have been nominated for election as Directors at the Meeting. The Board has determined that if all such nominees are elected, the Board will consist of four “independent directors” (as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules) and three “non-independent” Directors, as follows:

Independent Director Nominees	Non-independent Director Nominees
Jill Gardiner	Rowena Albones(1)
R. Peter Gillin	Kay Priestly(2)
Dr. David Klingner	Jeffery Tygesen(1)
Russel Robertson

Notes:

(1)	Ms. Albones and Mr. Tygesen, executive officers within the Rio Tinto Group, are considered to be non-independent Director nominees as a result of the material relationship between the Corporation and the Rio Tinto Group.

(2)	Ms. Priestly, CEO of the Corporation and a former senior officer within the Rio Tinto Group, is considered to be a non-independent Director.

Rio Tinto beneficially holds approximately 50.8% of the Corporation’s voting securities as of March 26, 2014. In accordance with the terms of the 2012 MOA, Rio Tinto and the Corporation agreed that until the earlier of January 18, 2014 and the date the Corporation ceases to be a reporting issuer, a majority of the Directors on the Board would be “independent directors” within the meaning of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. Although this independence requirement is no longer required under the terms of the 2012 MOA, the Board has determined that four of the seven nominees for election as Directors at the Meeting are “independent” of each of the Corporation and Rio Tinto, as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The Board believes that the nomination by management of more than 57% independent Directors for election at the Meeting fairly reflects the investment in the Corporation by Shareholders other than the major shareholder. The Board is satisfied with the proposed size and composition of the Board of Directors and believes that the resulting Board composition is a balanced representation among management and non-management Directors, and the Corporation’s major shareholder.

6.1.2	Mandate of the Board

The Board has responsibility for supervising the conduct of the Corporation’s affairs and the management of its business, with the objective of increasing shareholder value. The Board fulfills its mandate through direct oversight, setting policy, appointing committees of the Board and assigning their respective mandates, and appointing management. From time to time, the Board may delegate certain tasks to its committees. Such delegation does not relieve the Board of its overall responsibilities. A copy of the Board’s mandate is annexed as Schedule “C” hereto.

The Corporation has a corporate disclosure, confidentiality and securities trading policy addressing, among other things, how the Corporation interacts with analysts and the public, and contains measures for the Corporation to avoid selective disclosure. The Corporation has a Disclosure Committee responsible for overseeing the Corporation’s disclosure practices. This Committee includes the CEO, the CFO, the General Counsel and Corporate Secretary, media and investor relations officers. The Disclosure Committee’s responsibilities include assessing controls, procedures and policies with respect to all electronic, written and oral disclosure of corporate information. The Disclosure Committee makes judgments on what information is material, determines when developments affecting the Corporation’s business require or justify public disclosure and reviews and authorizes all disclosure in advance of public release. The Disclosure Committee also monitors the Corporation’s website, scrutinizes the effectiveness of and compliance with its disclosure controls, procedures and policies and is responsible for educating its directors, officers and employees on all matters related to corporate disclosure. The Disclosure Committee establishes procedures to ensure that it is fully apprised of all pending Corporation developments that may require public disclosure. If it is determined that the information should remain confidential, the Disclosure Committee determines how that inside information will be controlled.

The Disclosure Committee reviews the corporate disclosure, confidentiality and securities trading policy on a regular basis and as otherwise needed to ensure compliance with regulatory requirements and to foster adherence to best practices. The Board reviews and approves the Corporation’s material disclosure documents, including its annual report, annual information form and management proxy circular. The Corporation’s annual and quarterly financial statements, management’s discussion and analysis and other financial disclosure are reviewed by the Audit Committee and recommended to the Board for approval prior to its release.

6.1.3	Meetings of the Board

The Board holds regular annual and quarterly meetings. Between the annual and quarterly meetings, the Board meets as required, generally by means of telephone conferencing facilities. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge and experience.

6.2	BOARD COMMITTEES

The Directors have established the following standing committees of the Board: the Audit Committee, the Compensation and Benefits Committee (in each case composed solely of independent Directors), the Nominating and Corporate Governance Committee, the Health, Safety and Environment Committee and the following special committees: the OT Committee, the PF Committee and the Prospectus Disclosure Committee.

6.2.1	Audit Committee

The primary objective of the Audit Committee is to act as a liaison between the Board and the Corporation’s independent auditors and internal auditors and to assist the Board in fulfilling its oversight responsibilities with respect to: (a) the accounting and financial reporting processes of the Corporation, including the integrity of the financial statements and other financial information provided by the Corporation to its Shareholders, the public and others, (b) the Corporation’s compliance with legal and regulatory requirements, (c) the audit of the Corporation’s financial statements, (d) the qualifications, independence and performance of the independent auditors, (e) the Corporation’s risk management and internal financial and accounting controls, and management information systems, including the performance of the Corporation’s internal audit function, and (f) such other matters as shall be mandated under applicable laws, rules and regulations. The Corporation’s external auditors report directly to the Audit Committee, which communicates directly with the auditors in order to discuss audit and related matters whenever appropriate.

The Audit Committee currently consists of Ms. Gardiner (Chair), Mr. Gillin, and Mr. Robertson, all of whom are nominees of management for re-election as Directors at the Meeting. The composition of the Audit Committee is congruent with CSA Audit Committee Rules which provide for audit committees to consist solely of independent directors. As highlighted above, each of Ms. Gardiner, Mr. Gillin, and Mr. Robertson satisfy the independence requirement applicable to audit committee members set forth in the CSA Audit Committee Rules, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. Ms. Priestly and Ms. Albones are also invited guests to all meetings of the Audit Committee, of which they are not members.

The Board has determined that all members of the Audit Committee are financially literate since each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

Mr. Gillin and Mr. Robertson have been determined by the Board of Directors to be Audit Committee Financial Experts, as such term is defined in the Sarbanes-Oxley Act. Additional details on the qualifications and relevant experience of the members of the Audit Committee can be found in the Corporation’s Annual Information Form dated March 26, 2014, available on SEDAR.

The Corporation has adopted an Audit Committee charter which codifies the mandate of the Audit Committee to, and specifically defines its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditors and the approval of any non-audit mandates of the external auditors; the engagement, evaluation, remuneration and termination of the external auditors; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Board reviews and reassesses the adequacy of the Audit Committee charter on a periodic basis.

The Audit Committee has regular access to the CFO of the Corporation. The external auditors regularly attend all meetings of the Audit Committee. At each meeting of the Audit Committee, a portion of the meeting is set aside to discuss matters with the external auditors without management being present. In addition, the Audit Committee has the authority to call a meeting with the external auditors without management being present, at the Committee’s discretion.

The charter of the Audit Committee and the Corporation’s Statement of Corporate Governance provide, among other things, that no member of the Audit Committee may serve simultaneously on the audit committees of more than three public companies, including the Corporation, unless the Board of Directors of the Corporation determines that such simultaneous service would not limit or impair the ability of such member to effectively serve on the Audit Committee of the Corporation. Mr. Gillin has advised the Corporation that he has accepted membership on the audit committees of three other companies which are reporting issuers, in addition to his role as a member of the Corporation’s Audit Committee. After review of Mr. Gillin’s roles and responsibilities as member of such other audit committees, the Board has determined that Mr. Gillin’s simultaneous service on the audit committees of such three public companies, in addition to his role as a member of the Corporation’s Audit Committee, would not limit or impair his ability to effectively serve on the Audit Committee. Mr. Gillin has thus been authorized to pursue his functions with the Corporation’s Audit Committee.

6.2.2	Compensation and Benefits Committee

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors of the Corporation.

The Compensation and Benefits Committee currently consists of Messrs. Gillin (Chair) and Robertson and Ms. Gardiner. Each current member of the Compensation and Benefits Committee qualifies as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. See Section 3.2– “Compensation and Benefits Committee” of this Circular for additional details on the mandate and composition of the Compensation and Benefits Committee.

6.2.3	Nominating and Corporate Governance Committee

The primary objective of the Nominating and Corporate Governance Committee is to assist the Board in fulfilling its oversight responsibilities by: (a) identifying individuals qualified to become Board and Board committee members and recommending that the Board select director nominees for appointment or election to the Board; (b) developing and recommending to the Board corporate governance guidelines for the Corporation and making recommendations to the Board with respect to corporate governance practices; (c) recommending such permanent or ad hoc committees as it deems necessary for the purposes of assisting in the corporate governance of the Corporation; and (d) addressing such other matters as shall be mandated under applicable laws, rules and regulations.

The Nominating and Corporate Governance Committee of the Board currently consists of Dr. Klingner (Chair), and Mses. Albones and Gardiner, all of whom are nominees of management for re-election as Directors at the Meeting. Each current member of the Nominating and Corporate Governance Committee, other than Ms. Albones, qualifies as an “independent director” for the purposes of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

6.2.4	Health, Safety and Environment Committee

The Health, Safety and Environment Committee of the Board currently consists of Mr. Tygesen (Chair), Dr. Klingner, and Ms. Priestly, all of whom are nominees of management for re-election as Directors at the Meeting. The role of the Health, Safety and Environment Committee is to assist the Board in fulfilling its oversight responsibilities by ensuring that the Corporation has established appropriate practices with respect to health, safety and environmental matters affecting the Corporation.

6.2.5	OT Committee

The OT Committee was created by the Board in February 2013 as a special Board committee. The OT Committee is responsible for overseeing matters relating to the Corporation’s negotiations with the Government of Mongolia pertaining to Oyu Tolgoi LLC. The OT Committee currently consists of Dr. Klingner (Chair), Messrs. Gillin and Lenegan, and Mses. Gardiner and Priestly, all of whom, save for Mr. Lenegan, are nominees of management for re-election as Directors at the Meeting.

6.2.6	PF Committee

The PF Committee was created by the Board in January 2014 as a special Board committee. The PF Committee is responsible for overseeing matters relating to Oyu Tolgoi project financing. The PF Committee is comprised of Dr. Klingner and Mses. Albones, Gardiner and Priestly, all of whom, are nominees of management for re-election as Directors at the Meeting.

6.2.7	Prospectus Disclosure Committee

The Prospectus Disclosure Committee was created by the Board in October 2013 as a special Board committee. The Prospectus Disclosure Committee was responsible for reviewing the disclosure contained in the prospectus filed in connection with the 2013 Rights Offering. The Prospectus Disclosure Committee consisted of Messrs. Goodman and Gillin and Mses. Albones and Priestly.

6.3	INDEPENDENT DIRECTORS

As part of the regularly scheduled annual and quarterly meetings, the independent Directors are required to meet separately from management to discuss various matters, many of which present conflicts of interest for the full Board. If required, between regularly scheduled Board meetings, a meeting of independent Directors is held by teleconference to update the independent Directors on corporate or other developments since the last Board meeting. In 2013, the independent Directors held a total of 10 meetings.

6.4	CODE OF BUSINESS CONDUCT AND ETHICS

In 2013, the Corporation implemented a revised Code of Business Conduct and Ethics (the “Ethics Policy”) in order to model it closer to the Rio Tinto Group’s global code of business conduct entitled “The Way We Work”. The Ethics Policy is applicable to all employees, consultants, officers and Directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Ethics Policy provides that the Corporation’s employees, consultants, officers and Directors will uphold its commitment to a culture of honesty, integrity and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and Directors. The Corporation takes any violation of applicable anti-bribery laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment.

The Corporation believes that its Ethics Policy is responsive to any potential issues in which such policies are meant to address and clearly demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices.

A copy of the “The Way We Work” is available on the Corporation’s website (http://www.turquoisehill.com/s/ethics_point.asp) or through SEDAR at www.sedar.com. A copy may also be obtained, without charge, by request to the Corporation, Attn: Corporate Department,
354 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone to (604) 688-5755.

6.5	STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s statement of corporate governance practices with reference to each of the CSA Corporate Governance Guidelines is set out in Schedule “B” to this Circular.

SECTION 7 - OTHER INFORMATION

7.1	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time since the beginning of the Corporation’s most recently completed financial year was any Director, executive officer or proposed management nominee for election as a Director or any associate of such Director, executive officer or proposed nominee indebted to the Corporation or any of its subsidiaries, or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

7.2	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a Director or executive officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for Director of the Corporation nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

7.3	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this Circular, no Director, proposed Director or executive officer of the Corporation, or person or company who beneficially owns, or controls or directs, directly or indirectly, 10% or more of the issued and outstanding Common Shares, or any Director or executive officer of such 10% shareholder, nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Corporation or any of its subsidiaries.

Until October 31, 2013, the Corporation was a party to a shareholders’ cost-sharing agreement with certain other public and private companies (the “Other Companies”), pursuant to which the Corporation and the Other Companies were equal shareholders in Global Mining Management (BVI) Corporation (“GMM”) and, through GMM, shared office space, furnishings and equipment and communications facilities (on a cost recovery basis) and the employment, on a part-time basis, of various administrative, office and management personnel in Vancouver, British Columbia. As at October 31, 2013, the Other Companies were SouthGobi Resources Ltd., Ivanhoe Energy Inc., Ivanhoe Mines Ltd. (formerly Ivanplats Limited) (“Ivanhoe”), Ivanhoe Capital Corporation, GoviEx Uranium Inc. and I-Pulse Inc. During the year ended December 31, 2013, the Corporation’s share of these costs was $0.8 million.

As at December 31, 2013, the Corporation held a 6.36% voting equity interest in Ivanhoe on a fully diluted basis. On November 11, 2011, the Corporation acquired 15,000 convertible unsecured bonds of Ivanplats Limited at $1,000 per bond. On October 23, 2012, concurrent with the completion of an initial public offering by Ivanhoe, the principal amount of such bonds, together with all accrued interest thereon and an 11.11% bonus interest payment, was converted into 3,703,840 Class “A” common shares in the capital of Ivanhoe (the “Ivanhoe A Shares”) in satisfaction of the indebtedness represented thereby. In addition to the Ivanhoe A Shares, the Corporation held 33,457,805 Class B shares in the capital of Ivanhoe. The Corporation converted all Class B shares it owned to Class A shares which are subject to a lock-up agreement whereby the Class A shares are released in quarterly installments.

During the year ended December 31, 2013, Rio Tinto provided services to the Corporation for the Oyu Tolgoi Mine on a cost-recovery basis which amounted to US$98.3 million (2012 – US$113.3 million and 2011 – US$110.2 million). In addition, various other transactions were entered into between the Corporation and Rio Tinto in fiscal 2013, as further described under Item 15 of the Corporation’s Management Discussion and Analysis for the financial year ended on December 31, 2013.

On June 28, 2013, the Corporation entered into an agreement with RTSEA (as amended, the “Short Term Bridge Funding Agreement”) for a non-revolving bridge facility for up to US$225 million (the “Short Term Bridge Facility”). Advances made under the Short Term Bridge Facility were used by the Corporation to fund operations and the underground development of the Oyu Tolgoi Mine. On August 2, 2013, the Corporation received a $235 million advance payment from Sumeru Gold BV in connection with the Corporation’s sale of its 50% interest in Altynalmas Gold Ltd., which was used to repay in full amounts then outstanding under the Short Term Bridge Facility. For more details regarding such conditions and covenants, reference is made to the Short Term Bridge Funding Agreement, a copy of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

On August 7, 2013, the Corporation entered into a binding term sheet with RTIH and RTSEA setting out the material terms and conditions on which RTIH and RTSEA agreed to provide a new financing package (the “New Financing Package”) that was designed to address the Corporation’s then anticipated medium term funding needs in connection with the Oyu Tolgoi Mine, including a US$600 million non-revolving bridge facility (the “New Bridge Facility”).

On August 23, 2013, the Corporation, RTIH and RTSEA entered into definitive agreements and documents giving effect to the binding term sheet, including, among others, the memorandum of agreement dated August 23, 2013 among the Corporation, RTIH and RTSEA, as amended by an amending agreement dated November 14, 2013 (the “2013 MOA”) and a credit agreement (the “New Bridge Funding Agreement”) in respect of the New Bridge Facility. Certain other definitive agreements (including certain security agreements) were entered into on September 5, 2013.

Upon the finalization and effectiveness of the definitive agreements pursuant to the 2013 MOA (including certain security agreements), the Short Term Bridge Funding Agreement was terminated.

As part of the New Financing Package, RTSEA agreed to provide the Corporation with the New Bridge Facility for the purpose of initially refinancing all amounts then outstanding under the Short Term Bridge Funding Agreement and thereafter funding expenditures to be incurred in connection with the Oyu Tolgoi Mine, if and to the extent that funds from the Oyu Tolgoi Project Financing or from other sources would not be available in a timely manner. A front end fee of $6 million was paid by the Corporation to RTSEA in consideration for the provision of the New Bridge Facility. The New Bridge Facility bore interest at the rate of LIBOR plus 5% per annum on drawn amounts and required payment to RTSEA of a commitment fee of 2% per annum on undrawn amounts. The Corporation also agreed under the terms of the 2013 MOA that if financing was not available in an amount sufficient to repay indebtedness owing by the Corporation to Rio Tinto under the New Bridge Facility and a $1.8 billion interim funding facility (the “Interim Funding Facility”) entered into in December 2010 in a timely manner, the Corporation would be obligated to conduct a rights offering by way of prospectus to raise sufficient funds to repay all outstanding amounts under those facilities.

On November 14, 2013, Rio Tinto, RTSEA and the Corporation entered into an amending agreement that amended the 2013 MOA and the New Bridge Funding Agreement, pursuant to which the parties agreed to extend the latest closing date for the 2013 Rights Offering to January 13, 2014 and, correspondingly, to extend the maturity dates of the Interim Funding Facility and the New Bridge Facility to the earlier of the second business day following the closing date of the 2013 Rights Offering and January 15, 2014.

As of December 31, 2013, a total of $435 million had been drawn down under the New Bridge Facility and a total of $1.8 billion had been drawn down under the Interim Funding Facility. All amounts outstanding under the New Bridge Facility and the Interim Funding Facility were repaid on January 14, 2014 from the net proceeds of the 2013 Rights Offering, which closed on January 13, 2014.

Pursuant to the 2013 MOA, the Corporation gave a series of covenants (the “Continuing Covenants”) regarding its own conduct and that of certain of its subsidiaries for the benefit of RTIH and RTSEA, which covenants are substantially similar in scope and content and are consistent with other pre-existing contractual arrangements with RTIH and RTSEA and will continue in full force and effect until the earlier of (a) the date on which the initial drawdown under project financing for the Oyu Tolgoi Mine is completed and the proceeds are used to reimburse the Corporation and its affiliates for all fees paid in connection with the Oyu Tolgoi project financing prior to the date of such initial drawdown, and to pay all amounts payable by the Corporation and its affiliates on account of Mongolian withholding tax upon the repayment by Oyu Tolgoi LLC of certain shareholder debt which may be required under the terms of the Oyu Tolgoi project financing to be repaid, and (b) December 31, 2015. Reference is made to the complete list of such covenants set out in the 2013 MOA, a copy of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

7.4	ADDITIONAL INFORMATION

Financial information is provided in the Corporation’s comparative Financial Statements and Management Discussion and Analysis for its most recently completed fiscal year. Copies of the Corporation’s Annual Information Form, Annual Financial Statements, and Management Discussion and Analysis for its most recently completed financial year filed pursuant to applicable Canadian provincial securities laws are available free of charge on the Corporation’s website at www.turquoisehill.com or through SEDAR at www.sedar.com. Finally, security holders may contact the Corporation directly to receive copies of such filings, without charge, upon written or oral request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4, or by telephone at (604) 688-5755.

7.5	DIRECTORS’ APPROVAL

The contents of this Circular and its distribution to Shareholders have been approved by the Board of Directors of the Corporation.

DATED at Vancouver, British Columbia, as of the 26th day of March, 2014.

BY ORDER OF THE BOARD

“Dustin S. Isaacs”
Dustin S. Isaacs
Corporate Secretary

SCHEDULE “A”

SUMMARY OF EQUITY INCENTIVE PLAN

1. Option Plan

Option Grants

The Option Plan authorizes the Board, on the recommendation of the Compensation and Benefits Committee, to grant options to purchase Common Shares. The number of Common Shares, the exercise price per Common Share, the vesting period and any other terms and conditions of options granted pursuant to the Option Plan, from time to time are determined by the Board, on the recommendation of the Compensation and Benefits Committee, at the time of the grant, subject to the defined parameters of the Option Plan.

Exercise Price

The exercise price of any option granted under the Equity Incentive Plan cannot be less than the weighted average price of the Common Shares on the TSX for the five days on which Common Shares were traded immediately preceding the date of grant (the “Fair Market Value”).

Exercise Period and Vesting

Options are exercisable for five years unless otherwise determined by the Board. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of options is determined by the Board. Failing a specific vesting determination by the Board, options automatically become exercisable incrementally over a period of four years from the date of grant, as to one-third of the total number of shares under option after each such year. The right to exercise an option may be accelerated in the event a takeover bid in respect of the Common Shares is made and as otherwise described in “Equity Compensation Plan Information – Summary of Equity Incentive Plan – Amendment Procedure.”

Blackout Expiration Term

Under the Corporation’s corporate disclosure, confidentiality and securities trading policy, trading of the Corporation’s securities, including the exercise by Directors, officers, employees and certain others of options to purchase Common Shares, is restricted during certain “blackout periods”. These blackout periods are imposed from time to time by the Corporation in circumstances where material non-public information exists, including periods where financial statements are being prepared but results have not yet been publicly disclosed. Under the Equity Incentive Plan, the expiration of the terms of options held by insiders and other plan participants is the later of the original expiry date and a date that is ten business days following the end of such blackout period.

Stock Appreciation Rights

Optionees under the Equity Incentive Plan also have a stock appreciation right which effectively allows an optionee to exercise an option on a “cashless” basis by electing to relinquish, in whole or in part, the right to exercise the option and receive, in lieu thereof, a number of newly-issued Common Shares equal to the quotient obtained by dividing the difference between the aggregate Fair Market Value and the aggregate option price of all Common Shares subject to the option by the Fair Market Value of one Common Share.

Financial Assistance

The Board may, in its discretion, but subject to applicable law, authorize the Corporation to make loans to employees (excluding any Director or executive officer) to assist them in exercising options. The terms of any such loans include security, in favour of the Corporation, in the Common Shares issued upon exercise of the options, which security may be granted on a non-recourse basis. No such loans are currently outstanding.

Anti-Dilution Adjustments

If there is any change in the Common Shares through the declaration of stock dividends of Common Shares or consolidations, subdivisions or reclassification of Common Shares, or otherwise, the number of Common Shares available under the Equity Incentive Plan, the Common Shares subject to any option, and the option price thereof shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for the purposes of the Equity Incentive Plan.

Termination or Death

If an optionee dies while employed by the Corporation, unless otherwise determined by the Board, any vested option held by him or her will be exercisable for a period of 12 months (subsequently capped by the Board at six months) or prior to the expiration of the options (whichever is sooner) by the person to whom the rights of the optionee shall pass by will or applicable laws of descent and distribution. If an optionee is terminated for cause, no option will be exercisable, unless the Board determines otherwise. If an optionee is terminated for any reason other than cause, then, unless otherwise determined by the Board, the options will be exercisable for a period of up to 12 months (subsequently capped by the Board at six months) or prior to the expiration of the options (whichever is sooner).

Amalgamation or Merger; Takeover Bid

If the Corporation amalgamates or merges with or into another corporation, any Common Shares receivable on the exercise of an option shall be converted into the securities, property or cash which the optionee would have received upon such amalgamation or merger if the optionee had exercised his option immediately prior to the record date applicable to such amalgamation or merger, and the option price shall be adjusted appropriately by the Board.

If a takeover bid offer for Common Shares is made which, if accepted in whole or in part, would result in the offeror exercising control over the Corporation, then the Corporation will notify each optionee and all outstanding options will become exercisable in whole or in part by the holders thereof so as to permit the optionees to tender the Common Shares received upon such exercise pursuant to the offer.

2. Bonus Plan

The Bonus Plan permits the Board, on the recommendation of the Compensation and Benefits Committee, to authorize the issuance, from time to time, of Common Shares to employees and Directors of the Corporation and its affiliates. The criteria for determining if and when such awards should be made and the quantum of such awards is within the discretion of the Board. The Bonus Plan provides for the issuance of a maximum of 4,500,000 Common Shares in respect of bonus awards. Common Shares allocated to the Bonus Plan may be reallocated for issuance under the Option Plan and are then no longer available for issuance under the Bonus Plan.

3. Share Purchase Plan

The Board of Directors elected to terminate the Share Purchase Plan effective January 1, 2014.

4. Transferability

Benefits, rights and options under the Equity Incentive Plan are non-transferable and during the lifetime of an Equity Incentive Plan participant, may only be exercised by such participant.

5. Amendment Procedure

The Board, based on the recommendation of the Compensation and Benefits Committee, has the authority and discretion to amend, either prospectively or retrospectively, the Equity Incentive Plan and any option or other awards granted thereunder without shareholder approval for all matters (including, without limitation: changes of a clerical or grammatical nature, changes regarding the persons eligible to participate in the Equity Incentive Plan, changes to the exercise price, vesting, term and termination provisions of options, changes to the cashless exercise right provisions, changes to the Bonus Plan provisions (other than the maximum number of shares issuable under the Bonus Plan), changes to the authority and role of the Compensation and Benefits Committee under the Equity Incentive Plan, changes to the acceleration and vesting of options in the event of a takeover bid, and any other matter relating to the Equity Incentive Plan and the options and awards granted thereunder), except for those matters requiring shareholder approval. Subject to regulatory approval and the exceptions described in the Equity Incentive Plan, shareholder approval will only be required for: (i) an amendment to the aggregate number of shares that may be reserved for issuance under the Bonus Plan component of the Equity Incentive Plan; (ii) an amendment to the aggregate percentage of Common Shares issuable under the Equity Incentive Plan; (iii) an amendment to the limitations on the maximum number of shares that may be reserved for issuance, or issued to “Insiders” under the Equity Incentive Plan; (iv) an amendment that would reduce the exercise price of an outstanding option under the Equity Incentive Plan other than for anti-dilution adjustments; (v) an amendment that would extend the expiry date of the option period in respect of any option granted under the Equity Incentive Plan except if the expiry date occurs either during a blackout period or within ten business days following the expiry of the blackout period; (vi) an amendment that would accelerate the vesting of an option held by an optionee, except upon the death, disability or retirement of such optionee, a change in control of the Corporation, or in the case of a non-material variation of any performance milestone required for the vesting of the options; and (vii) an amendment to the amending provisions under the Equity Incentive Plan.

In addition, under the Equity Incentive Plan, the Board has the authority, without shareholder approval, to establish or amend the length of time during which an option will remain exercisable following certain termination events, subject to the parameters set out in the Equity Incentive Plan and the original expiry date of the option, as described above under “Termination or Death”.

In 2012, the Board exercised this authority to:

•	amend the expiry provisions applicable to certain options held by Mr. Meredith in connection with his resignation as Deputy Chairman of the Corporation on April 17, 2012 and continued functions as Director of the Corporation; and

•	reinstate the original expiry dates of the options held by Ms. Mahler following her resignation and subsequent re-election on the Board on April 17, 2012 and May 9, 2012, respectively.

Also in 2012, the number of Common Shares available under the Equity Incentive Plan, the number of Common Shares underlying all outstanding incentive stock options issued to Directors, employees and service providers prior to the 2012 Rights Offering and the exercise price thereof have been adjusted in accordance with the provisions of the Equity Incentive Plan. See Section 3.4.1-“Compensation of Former NEOs” of this Circular.

These amendments and adjustments did not require security holder approval.

6. Share Issuance Limits

The aggregate number of Common Shares which may be reserved for issuance under the Equity Incentive Plan (together with all other securities-based compensation arrangements of the Corporation in effect from time to time) shall not exceed 6.5% of the Common Shares outstanding from time to time. The aggregate number of Common Shares which the Corporation may at any time reserve for issuance under the Equity Incentive Plan to any one person may not exceed 5%, and to insiders under the Equity Incentive Plan may not exceed 10%, of the issued and outstanding Common Shares at such time. The aggregate number of Common Shares that may be issued within any one year period to insiders under the Equity Incentive Plan shall not exceed 10%, and to any one insider and his or her associates under the Equity Incentive Plan may not exceed 5% of the issued and outstanding Common Shares at such time.

SCHEDULE “B”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 Disclosure of Corporate Governance Practices and the associated National Policy 58-201 Corporate Governance Guidelines which require the Corporation to disclose its corporate governance practices. These new rules replace the former corporate governance guidelines of the TSX.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

1. Board of Directors – (a) Disclose the identity of directors who are independent.

The Board has reviewed the independence of each Director on the basis of the definitions and interpretations in Sections 1.4 and 1.5 of National Instrument 52-110 Audit Committes, and the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. A Director is “independent” if he or she has no direct or indirect material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is one that would, or in the view of the Board could, be reasonably expected to interfere with the exercise of a Director’s independent judgment. The Board has determined, after reviewing the roles and relationships of each of the Directors, that 57% or four out of seven of the nominees proposed by management for election to the Board at the Meeting, all of whom are current Directors, are independent from the Corporation. The following nominees have been affirmatively determined to be independent by the Board:

•     Jill Gardiner

•     R. Peter Gillin

•     Dr. David Klingner

•     Russel Robertson

This determination was made on the basis that:

(a)    they are not and have not been within the last three years an employee or executive officer of the Corporation (or any parent or subsidiary of the Corporation) and their immediate family members are not and have not been within the last three years an executive officer of the Corporation (or any parent or subsidiary of the Corporation);

(b)    they are not a partner or employee of the Corporation’s internal or external auditor;

(c)    their immediate family members are not a partner of the Corporation’s internal or external auditor nor are they an employee of such auditor who (i) participates in its audit, assurance or tax compliance (but not tax planning) practice or (ii) personally worked on the Corporation’s audit;

(d)    they (and their immediate family members) are not and have not been within the last three years a partner or employee of the Corporation’s internal or external auditor and worked on the Corporation’s audit within such time;

(e)    they (and their immediate family members) are not and have not been within the last three years an executive officer of an entity of which the Corporation’s executive officers served on that entity’s compensation committee;

(f)     they (and their immediate family members) did not receive or accept more than C$75,000 in payments or compensation from the Corporation or any subsidiary of the Corporation (exclusive of (i) any

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

remuneration received for acting as a Board or Committee member; and (ii) compensation paid to an immediate family member who is a non-executive employee of the Corporation or a parent or subsidiary of the Corporation) during any 12 month period during the last three years;

(g)    they are not an employee or an executive officer and their immediate family members do not currently serve as an executive officer of a company that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues for any such years;

(h)    they (and their immediate family members) are not a partner in, or a controlling shareholder or an executive officer of any organization to which the Corporation (or any parent or subsidiary) made, or from which the Corporation (or any parent or subsidiary) received payments (other than those arising (i) solely from investments in the Corporation’s securities; or (ii) under non-discretionary charitable matching programs) that exceed 5% of the organization’s consolidated gross revenues for that year, or US$200,000, whichever is more, in any of the past three years;

(i)     they have not accepted, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any parent or subsidiary of the Corporation (exclusive of any Board remuneration received for acting as a Board or Committee member, part-time chair or part-time vice-chair); and

(j)     they are not an affiliated entity of the Corporation or any of its subsidiaries.

In determining that Dr. Klingner is an independent Director, the Board also considered, in the first instance, the fact that Dr. Klingner had retired from Rio Tinto in 2004 after 38 years of service with the Rio Tinto Group and its predecessor corporations, and had served on Rio Tinto’s Executive Committee as Head of Exploration for the Rio Tinto Group from 1997 to 2004. The Board noted that from 1966 to 1995, Dr. Klingner was employed by CRA Limited, which was a separately managed and operated subsidiary of Rio Tinto until the adoption of the current dual-listed structure of the Rio Tinto Group in 1995. The Board also considered the fact that Dr. Klingner was the Chairman of Energy Resources of Australia Ltd. (“ERA”) until his resignation on February 8, 2013 and held this position as a nominee of Rio Tinto, which owns approximately 68% of the outstanding shares of ERA and provides various services to ERA. The Board noted that Dr. Klingner owns shares in Rio Tinto and received substantial remuneration from ERA for serving as its Chairman. The Board determined, however, that Dr. Klingner has no other continuing business relationships with Rio Tinto and served as Chairman of ERA in his capacity as an independent non-executive Director, having been recognized as such by the Board of ERA pursuant to the Corporate Governance Principles and Recommendations of the Corporate Governance Council of the Australian Stock Exchange, and by Institutional Shareholder Services in its report and recommendations to Shareholders in connection with ERA’s 2012 annual general meeting. The Board confirmed that Dr. Klingner did not fall within any of the specified categories of relationships that are to be presumed to interfere with the exercise of independent judgment by a director pursuant to National Instrument 52-110 Audit Committees and the applicable provisions of the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. The Board considered the significant period of time (over seven years) that has

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

elapsed since Dr. Klingner retired from Rio Tinto, and further noted that, in his capacity as the independent non-executive Chairman of ERA, Dr. Klingner has had substantial responsibility and experience in protecting the interests of ERA’s Shareholders other than Rio Tinto and ensuring that ERA operated independently of Rio Tinto notwithstanding its controlling shareholder interest. Having conducted such inquiries as it deemed necessary and appropriate and having regard to all of the relevant circumstances, the Board has determined that Dr. Klingner has no direct or indirect relationship with Rio Tinto which would, or which could, reasonably be expected to interfere with the exercise of his independent judgment to act in the best interests of all of the Shareholders of the Corporation, and, accordingly, should be considered to be an independent Director of the Corporation.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board and Nominating and Corporate Governance Committee have determined, after reviewing the roles and relationships of each of the Directors, that the following three out of seven nominees proposed by management for election to the Board, all of whom are current Directors, are not “independent” from the Corporation as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules:

•     Rowena Albones

•     Kay Priestly

•     Jeffrey Tygesen

Ms. Albones and Mr.Tygesen hold positions as executive officers within the Rio Tinto Group. The Board has considered the relationship between the Rio Tinto Group and the Corporation resulting from Rio Tinto’s significant investment in the Corporation, the terms and conditions of the (i) Private Placement Agreement dated October 18, 2006 between RTIH and the Corporation, (ii) the Heads of Agreement dated December 8, 2010 between RTIH and the Corporation, (iii) the 2012 MOA and (iv) the 2013 MOA. Accordingly, it has concluded that such relationship is a “material relationship” within the meaning of the applicable provisions of the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules, and therefore considers Ms. Albones and Mr.Tygesen to be non-independent nominee Directors.

Ms. Priestly is considered to be non-independent as a result of her positions as Chief Executive Officer of the Corporation and as a former executive officer within the Rio Tinto Group.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

(c)    Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

57% or four of the seven nominees proposed by management for election to the Board, all of whom are current Directors, are “independent” Directors as defined in the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The Board is satisfied with the current and proposed size and composition of the Board and believes that the resulting Board composition is a balanced representation among management and non-management Directors, and the Corporation’s major shareholder.

(d)    If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

All directorships with other public entities for each of the nominees are set out next to the individual’s name in Section 2.1.3– “Management Nominees” of this Circular.

(e)    Disclose whether or not the independent directors hold regularly scheduled meetings at which members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

As part of the regularly scheduled annual and quarterly meetings of the Board, the independent Directors are required to meet separately from management. If required, between regularly scheduled Board meetings, a meeting of independent Directors is held by teleconference to update the independent Directors on corporate and other developments since the last Board meeting. There were 10 such meetings of the independent Directors in 2013.

Ms. Priestly is an invited guest to all meetings of Compensation and Benefits Committee, the Audit Committee, and the Nominating and Corporate Governance Committee although she is not a member of the Committees. Ms. Priestly is asked to leave the meeting of the Compensation and Benefits Committee when her compensation is discussed.

During 2013, there were 17 Board meetings, seven meetings of the Compensation and Benefits Committee, eight meetings of the Audit Committee, six meetings of the Nominating and Corporate Governance Committee, three meetings of the Health, Safety and Environment Committee, four meetings of the OT Committee and four meetings of the Prospectus Disclosure Committee.

The results of discussions of all Board committees, and of the meetings of independent Directors, are communicated to the full Board at its next scheduled meeting, or more promptly if required, by the committee Chairs to the other Directors and members of management.

(f)     Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Dr. Klingner, an independent Director, serves as Chairman of the Board of Directors. The Chairman is responsible for ensuring the Board of Directors carries out its responsibilities contemplated by applicable statutory and regulatory requirements and stock exchange listing standards. The Chairman is also responsible for, among other things, leadership of the Board, ensuring the provision of accurate, timely and clear information to the Directors, ensuring effective communication with Shareholders, facilitating Board discussions to ensure core issues facing the Corporation are addressed and promoting constructive and respectful relations among Board members and between the Board and management.

The Board is of the view that the level of representation of independent Directors on the Board, including having an independent Director serving as Chairman of the Board, allows the Board to function independently of management.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.	A record of attendance by each Director at meetings of the Board and its Committees as well as the number of Board and Board Committee meetings held during the financial year ended December 31, 2013, is set out next to each individual’s name in Section 2.1.3– “Management Nominees” of this Circular.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

2. Board Mandate – Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has assumed responsibility for supervising the conduct of the Corporation’s affairs and the management of its business, with the objective of increasing shareholder value and has adopted a formal mandate as described in this Circular in Section 6.1.2– “Mandate of the Board” of this Circular.

The mandate of the Board is available on the Corporation’s website (www.turquoisehill.com) and a copy is annexed hereto as Schedule “C”. A copy may also be obtained upon request to the Corporation, Attn: Corporate Department,
354 – 200 Granville Street, Vancouver, British Columbia V6C 1S4, telephone
(604) 688-5755.

3.      Position Descriptions

(a)    Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

(b)    Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed written position descriptions for the Chairman, the Chairs of each of the Audit, Compensation and Benefits, and Nominating and Corporate Governance Committees, the CEO and the CFO, clearly defining their respective roles and responsibilities. Such position descriptions were reviewed by the Nominating and Corporate Governance Committee and approved by the Board and are subject to annual review by the Nominating and Corporate Governance Committee.

4.      Orientation and Continuing Education

(a)    Briefly describe what measures the Board takes to orient new members regarding:

(i)     the role of the Board, its committees and its directors, and

(ii)    the nature and operation of the issuer’s business.

The Corporation takes steps to ensure that prospective directors fully understand the role of the Board and its Committees and the contribution individual Directors are expected to make, including in particular the commitment of time and energy that the Corporation expects of its Directors. Among these steps, new Directors are provided with a comprehensive information package, including pertinent corporate documents and a Director’s manual containing information on the duties, responsibilities and liabilities of Directors. New Directors are also briefed by management as to the status of the Corporation’s business. Directors are also encouraged to make site visits to the Corporation’s properties.

(b)    Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Management and outside advisors provide information and education sessions to the Board and its committees on a continuing basis as necessary to keep the Directors up-to-date with the Corporation, its business and the environment in which it operates as well as with developments in the responsibilities of Directors, corporate governance, ethics and compliance. All Directors are members of the Institute of Corporate Directors.

Presentations are made to the Board from time to time to educate and keep them informed of changes within the Corporation and of regulatory and industry requirements and standards.

In addition, Directors are encouraged to take courses relevant to the Corporation and its business, particularly with respect to corporate governance and the mining industry, at the Corporation’s expense.

5. Ethical Business Conduct (a) Disclose whether or not the Board has adopted a written code for its directors, officers and employees. If the Board has	During fiscal year 2013, the Corporation has implemented a revised Ethics Policy in order to model it closer to the Rio Tinto Group’s global code of business conduct entitled “The Way We Work”. The Ethics Policy is applicable to all employees, consultants, officers and Directors regardless of

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

adopteda written code:

(i)     disclose how a person or company may obtain a copy of the code;

(ii)    describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

their position in the organization, at all times and everywhere the Corporation does business. The Ethics Policy provides that the Corporation’s employees, consultants, officers and Directors will uphold its commitment to a culture of honesty, integrity and accountability, and that the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and Directors.

The Corporation believes that its Ethics Policy is responsive to any potential issues in which such policies are meant to address and clearly demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

Violations of Canadian or United States anti-bribery laws could subject both the Corporation and the relevant individuals to substantial criminal and civil penalties. The Corporation takes any violation of these laws very seriously and any employee who violates these laws will be subject to disciplinary measures up to and including termination of employment. In addition, should an employee fail to sign a form acknowledging that he or she has been provided with and read a copy of the Ethics Policy; such failure could result in termination of employment, the non-renewal of a contract or a reassignment to another position.

All Directors, officers, supervisors and employees are required to confirm, on an annual basis, that they have reviewed the Corporation’s Ethics Policy as part of their annual performance appraisal.

The Nominating and Corporate Governance Committee monitors the compliance with the Ethics Policy and also ensures that management encourages and promotes a culture of ethical business conduct.

The Board has not granted any waiver of the Ethics Policy in favour of a Director or executive officer. Accordingly, no material change report has been required or filed.

A copy of the “The Way We Work” is available on the Corporation’s website (http://www.turquoisehill.com/s/ethics_point.asp) or through SEDAR at www.sedar.com. A copy may also be obtained, without charge, by request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4, telephone to (604) 688-5755.

(b)    Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Nominating and Corporate Governance Committee monitors the disclosure of conflicts of interest to the Board by Directors and ensures that no Director will vote or participate in a discussion on a matter in respect of which such Director has a material interest. Committee Chairs perform the same function with respect to meetings of each Board committee.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Corporation has approved and published its Ethics Policy. It has also developed various corporate policies including a Corporate Disclosure, Confidentiality and Securities Trading Policy, and a Whistleblower Policy, the latter being administered by an independent third party.

Directors, employees and service providers (collectively, “Personnel”) of the Corporation are encouraged to participate in education programs dealing with matters of corporate governance and best practices. Personnel of the Corporation and certain of its subsidiaries are also provided with anti-bribery training with respect to applicable anti-bribery laws.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

6.      Nomination of Directors

(a)    Describe the process by which the Board identifies new candidates for Board nomination.

(b)    Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage and objective nomination process.

(c)    If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board has a Nominating and Corporate Governance Committee consisting of Dr. Klingner (Chair), Mses. Albones and Gardiner, all of whom are nominees of management for re-election as Directors at the Meeting. All members of the committee other than Ms. Albones are “independent directors” under the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules. Dr. Klingner has been appointed as Chair of the Committee. The full Board determines, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities it should seek in new Board members in order to add value to the Corporation. Based on this framework, the Nominating and Corporate Governance Committee developed a skills matrix outlining the Corporation’s desired complement of Directors’ competencies, skills and characteristics. The specific make-up of the matrix includes such competencies and experiences as leading and/or advising growth orientated companies, environment and safety, governance and board, resource exploration and operations, financial literacy, legal knowledge, corporate responsibility, etc. The Committee regularly assesses the current competencies and characteristics represented on the Board to determine the Board’s strengths and identify any gaps that need to be filled. This analysis assists the Committee in discharging its responsibility for approaching and proposing to the full Board new nominees to the Board, and for assessing Directors on an ongoing basis.

The Nominating and Corporate Governance Committee receives and reviews recommendations from Directors and members of management in considering new candidates and has the authority to hire outside consultants to help identify additional qualified candidates as required.

Rio Tinto, which holds approximately 50.8% of the Corporation’s voting securities as at the date of this Circular, has sufficient voting rights to direct appointments to and the composition of the Board. Notwithstanding such shareholdings, over 57% of the Corporation’s Director nominees do not have an interest in or relationship with the Corporation or Rio Tinto. The Corporation believes that its current level of independent Director representation on the Board fairly reflects the investment in the Corporation by Shareholders other than Rio Tinto.

The charter of the Nominating and Corporate Governance Committee is available on the Corporation’s website (www.turquoisehill.com). A copy may also be obtained upon request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia V6C 1S4, telephone (604) 688-5755.

7. Compensation (a) Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Compensation and Benefits Committee has responsibility for recommending compensation for the Corporation’s senior executive officers and Directors to the Board. CEO compensation is approved by the Compensation and Benefits Committee. For further information on the process by which the executive officers’ compensation is determined, see Section 3.2 – “Compensation and Benefits Committee” of this Circular.

The Compensation and Benefits Committee reviews and makes recommendations to the Board regarding the adequacy and form of the compensation for Non-Executive Directors to ensure that such compensation reflects the responsibilities and risks involved in being an effective Director, without compromising a Director’s independence. Directors who are executives of the Corporation receive no additional remuneration for their services as Directors.

For further information on Non-Executive Director compensation, see Section 5.2 – “Directors’ Total 2013 Compensation” of this Circular.

(b) Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the	The members of the Compensation and Benefits Committee are Messrs. Gillin (Chair) and Robertson and Ms. Gardiner, all of whom have been affirmatively determined by the Board to be “independent directors” as

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS
Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

defined by the CSA Corporate Governance Guidelines, the NYSE Corporate Governance Rules and the NASDAQ Corporate Governance Rules.

The members of the committee have diverse professional backgrounds, with prior experience in executive compensation. None of the members of the committee, other than Mr. Robertson, serve as CEOs or senior executive officers of other public corporations. See Section 2.1.3 – “Management Nominees” of this Circular.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The primary objective of the Compensation and Benefits Committee is to assist the Board in discharging its responsibilities relating to compensation of the executive officers and Directors of the Corporation. The responsibilities, powers and operation of the Compensation and Benefits Committee are described in Section 3.2 – “Compensation and Benefits Committee” of this Circular.

The charter of the Compensation and Benefits Committee is available on the Corporation’s website (www.turquoisehill.com). A copy may also be obtained upon request to the Corporation, Attn: Corporate Department, 354 – 200 Granville Street, Vancouver, British Columbia V6C 1S4, telephone (604) 688-5755.

8. Other Board Committees – If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has established a Health, Safety and Environment Committee, currently consisting of Mr. Tygesen (Chair), Dr. Klingner, and Ms. Priestly.

The role of the Health, Safety and Environment Committee is to assist the Board in fulfilling its oversight responsibilities by ensuring that the Corporation has established appropriate practices with respect to health, safety and environmental matters affecting the Corporation.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENT(1)	COMMENTS

The Board also established the OT Committee which is currently comprised of Dr. Klingner (Chair), Messrs. Gillin and Lenegan, and Mses. Gardiner and Priestly. The OT Committee is responsible for overseeing matters relating to the Corporation’s negotiations with the Government of Mongolia pertaining to Oyu Tolgoi LLC.

The Board also established the PF Committee which is currently comprised of Dr. Klingner and Mses. Albones, Gardiner and Priestly. The PF Committee is responsible for overseeing matters relating to Oyu Tolgoi project financing.

The Board also established the Prospectus Disclosure Committee which consisted of Messrs. Goodman and Gillin, and Mses. Albones and Priestly. The Prospectus Disclosure Committee was responsible for reviewing the disclosure contained in the prospectus filed in connection with the 2013 Rights Offering.

9.      Assessments – Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Nominating and Corporate Governance Committee has the responsibility for overseeing the execution of a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual Directors, on a regular basis. The Nominating and Corporate Governance Committee has developed and is continuing to refine an assessment process for the Board, each of its committees, and the contribution of individual Directors.

The Nominating and Corporate Governance Committee reviews and approves a performance evaluation questionnaire that is forwarded to all of the members of the Board. This questionnaire covers a wide range of issues providing for qualitative ratings and subjective comments and recommendations in each area. Each Director is also asked to comment on what additional skills, experience and information could benefit the Board and how they might best be assessed.

In the normal course, the Board also completes self-assessment and/or peer reviews which have assessed a wide range of issues, including skills and experience; preparation; attendance; accountability; communication; and contribution to strategic planning.

Note:

(1)	Reference is made to the items in Form 58-101F1 of National Instrument 58-101 Disclosure of Corporate Governance Practices .

SCHEDULE “C”

BOARD MANDATE

1. Purpose

The Board of Directors (the “Board”) of Turquoise Hill Resources Ltd. (the “Corporation”) shall have the oversight responsibility, authority and specific duties as described below.

From time to time, the Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities.

This Mandate will be reviewed periodically by the Board of Directors of the Corporation and supplemented as required from time to time.

2. Organization of the Board of Directors

(a)	Size

Minimum of three (3) and maximum of fourteen (14), as provided for in the articles of the Corporation.

(b)	Independence

The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.

(c)	Director Compensation

The Board shall establish guidelines for determining the form and amount of director compensation, upon recommendation of the Compensation and Benefits Committee.

(d)	Assessment

The Nominating and Corporate Governance Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

3. Meetings of the Board of Directors

The quorum at any meeting of the Board is a majority of directors in office. The Board holds regular annual and quarterly meetings. Between the quarterly meetings, the Board meets on an ad hoc basis as required, generally by means of telephone conferencing facilities. As part of the annual and quarterly meetings, the independent directors also shall meet separate from management.

The Board chair develops the agenda for each meeting of the Board in consultation with the CEO. The agenda and the appropriate material are provided to directors of the Corporation on a timely basis prior to any meeting of the Board. Each director shall review all Board meeting materials in advance of each meeting, shall make all reasonable efforts to attend all Board and Board Committee meetings, and is expected to take an active part in Board decisions.

4. The Role of the Board of Directors

Specific responsibilities of the Board include, but are not limited to, the following:

(a)	With respect to strategic planning

•	Overseeing and monitoring significant corporate plans and strategic initiatives.

•	Reviewing and approving, on at least an annual basis, the Corporation’s strategic plans, which take into account, among other things, the opportunities and risks of the business, and adopting a strategic planning process and monitoring the Corporation’s performance.

•	Taking all reasonable measures to ensure that policies and processes are in place for identifying principal business risks and opportunities for the Corporation, addressing the extent to which such risks are acceptable to the Corporation, and ensuring that appropriate systems are in place to manage risks.

C-1

(b)	With respect to financial matters and internal control

•	Reviewing and approving the annual and quarterly capital and operating budgets.

•	Reviewing and approving major deviations from the capital and operating budgets.

•	Monitoring the integrity and quality of the Corporation’s financial statements and appropriateness of their disclosure.

•	Reviewing the general content of, and the Audit Committee’s report on the financial aspects of, the Corporation’s Management Discussion & Analysis, information circulars, annual information forms, annual reports, offering memorandums and prospectuses, and other documents required to be disclosed or filed by the Corporation before their public disclosure or filing with regulatory authorities.

•	Approving material investments, dispositions and joint ventures, and approving any other major initiatives outside the scope of approved budgets.

•	Approving the issuance of any securities of the Corporation.

•	Approving the incurrence of any debt by the Corporation outside the ordinary course of business.

•	Determining dividend policies and procedures.

•	Taking all reasonable measures to ensure that policies and processes are in place to ensure the integrity of the Corporation’s internal control, financial reporting and management information systems.

•	Reviewing periodically the Corporation’s communications policy and monitoring the Corporation’s communications with analysts, investors and the public.

(c)	With respect to human resources and performance assessment

•	Reviewing and approving the Corporation’s incentive compensation plans.

•	Appointing the CEO in agreement with its controlling shareholder.

•	Monitoring the performance of senior management and succession plans for senior management in agreement with the Corporation’s controlling shareholder and, with the advice of the Compensation and Benefits Committee, approving the compensation of senior management.

•	Overseeing labour and human resources policies.

(d)	With respect to director nominations and corporate governance matters

•	Nominating the candidates for the Board to the Shareholders, based on recommendations from the Nominating and Corporate Governance Committee.

•	Taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Corporation.

•	Reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board and, where appropriate, measures for receiving stakeholder feedback, and the adequate public disclosure thereof.

•	Determining the composition, structure, processes, and characteristics of the Board and the terms of reference of committees of the Board, and establishing a process for monitoring the Board and its directors on an ongoing basis.

•	Appointing Board Committees and delegating to any such committees powers of the Board as appropriate and legally permissible.

•	Ensuring an appropriate orientation and education program for directors is provided.

•	Monitoring the ethical conduct of the Corporation and ensuring that it complies with applicable legal and regulatory requirements as well as adopting and reviewing, on a regular basis, the Corporation’s Code of Business Conduct and Ethics, applicable to the Corporation’s directors, its CEO, its financial officers and its other officers and employees and monitoring compliance with such code.

•	Reviewing this Mandate and other Board policies and terms of reference for Committees in place from time to time and propose modifications as applicable.

•	Taking all reasonable measures to ensure that appropriate policies and processes are in place to ensure the Corporation’s compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

•	Ensuring that the directors have direct access to management and, as necessary and appropriate, independent advisors.

•	Ensuring evaluations of the Board and committee are carried out at least annually.

C-2

(e)	With respect to environment and safety

•	Overseeing the adoption and review of environmental policies and procedures.

•	Taking all reasonable measures to ensure safety and security throughout the operations of the Corporation.

5. Retention of Independent Advisors

In performing its responsibilities, the Board may, as required and subject to advising the chairman of the Board, engage an outside advisor for advice and assistance at the expense of the Corporation.

6. Additional

Note that the Corporation is subject to the requirements set forth in the following agreements which may affect the above:

•	The Private Placement Agreement dated October 18, 2006 among the Corporation and Rio Tinto International Holdings Limited;

•	The Heads of Agreement dated December 8, 2010 among the Corporation and Rio Tinto International Holdings Limited;

•	The Memorandum of Agreement dated April 17, 2012 among the Corporation, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as amended pursuant to an Amending Agreement dated May 22, 2012; and

•	The Memorandum of Agreement dated August 23, 2013 among the Corporation, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as amended pursuant to an Amending Agreement dated November 14, 2013.

Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory, regulatory or exchange requirements for the directors of the Corporation or the members of the Committee.

C-3